                         AMENDMENT NO.1 TO SCHEDULE 13D


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            New Frontier Media, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    644398109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Bradley A. Weber
                             26500 West Agoura Road
                                  Suite 102-350
                               Calabasas, CA 91302
                                 (888) 400-4040
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                             Erick Richardson, Esq.
                               Pollet & Richardson
                                A Law Corporation
                         10900 Wilshire Blvd., Suite 500
                              Los Angeles, CA 90024
                                 (310) 208-1182


                                   May 6, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [ ]

CUSIP No.                              13D                     Page 2 of 8 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bradley A. Weber
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
                                                             United States of
                                                             America
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF                                                 175,000(1)
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                                   1,346,122(2)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                                   175,000(1)
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                            1,346,122(2)
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 1,521,122(1)(2)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
                                                                 7.16%(3)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
                                                                 IN
________________________________________________________________________________

(1) Includes options to purchase 125,000 shares of Common Stock pursuant to two separate stock options granted to Mr. Weber by the Issuer.
(2)      Includes 1,346,122 shares of Common Stock held by Beacon Ocean, LLC.
(3) Percentages are based upon 21,246,913 shares of Common Stock outstanding as of February 11, 2002, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on February 13, 2002.

CUSIP No.                              13D                     Page   of   Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
         Beacon Ocean, LLC
         95-4766638
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
          OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
                                                       United States of
                                                       America
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF                                            0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                              1,346,122
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                              0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                       1,346,122
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       1,346,122
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
                                                       6.34%(1)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
                                                       CO
________________________________________________________________________________

(1) Percentages are based upon 21,246,913 shares of Common Stock outstanding as of February 11, 2002, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on February 13, 2002.

         Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, the Statement on Schedule 13D, dated October 27, 1999, filed by Bradley
A. Weber relating to the common stock, par value $.0001 per share (the "Common Stock"), of New Frontier Media, Inc., a Colorado corporation (the "Issuer"), is hereby amended and restated in its entirety as follows:

ITEM 1. SECURITY AND ISSUER.

         This statement (the "Statement") relates to the Issuer's Common Stock. The address of the Issuer's principal executive office is 7007 Winchester Circle, Suite 200, Boulder, Colorado 80301.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This Statement is being filed by Bradley A. Weber, an individual, and Beacon Ocean, LLC, a limited liability company organized under the laws of the State of Delaware ("Beacon Ocean").

         (b)- (c) Mr. Weber is the sole manager of Beacon Ocean. The members of Beacon Ocean are the Weber Children's Trust , which holds a 30% membership interest in Beacon Ocean, and Mr. Weber, an individual, who holds a 70% membership interest in Beacon Ocean. Mr. Weber's child is the sole beneficiary of the Weber Children's Trust.

         Mr. Weber is a member of the Board of Directors (the "Board") of the Issuer, and is employed as a consultant to the Issuer's Interactive Telecom Network, Inc. subsidiary ("ITN"). The principal business address of Mr. Weber is 26500 West Agoura Road Suite 102-350 Calabasas, CA 91302.

         Beacon Ocean is a Delaware limited liability company whose principal purpose is to hold and manage investments for the benefit of members of Mr. Weber's family. The principal business address of Beacon Ocean is 26500 West Agoura Road Suite 102-350 Calabasas, CA 91302.

         The Weber Children's Trust is an irrevocable trust established in (location) for the benefit of Mr. Weber and his heirs. The principal business address of the Weber Children's Trust is 26500 West Agoura Road Suite 102-350 Calabasas, CA 91302.

         (d) - (e) During the last five years, none of Mr. Weber, Beacon Ocean or the Weber Children's Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Weber is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On October 27, 1999, Mr. Weber acquired 1,729,157 shares of Common Stock in consideration for all of Mr. Weber's capital stock in Interactive Gallery, Inc., 57,831 shares of Common Stock in consideration for all of Mr. Weber's capital stock in Interactive Telecom Network, Inc., and 19,518 shares of Common Stock in consideration for 90% of Mr. Weber's capital stock in Card Transactions, Inc., all of which capital stock was sold to the Issuer. On the same date, Mr. Weber contributed 1,346,122 of such shares of Common Stock to Beacon Ocean, for the purpose of holding and managing such shares for investment purposes for the benefit of members of Mr. Weber's family.

         On November 23, 1999, Mr. Weber contributed 263,000 shares of Common Stock to RTI. An additional 613,900 shares of Common Stock were contributed to RTI on that date by another shareholder of RTI. The purpose of the contribution was to award key employees and consultants of RTI shares of New Frontier pursuant to the RTI Phantom Stock Plan, adopted on December 17, 1999. Mr. Weber is a minority shareholder in RTI, and, accordingly, has no beneficial interest in these shares.

         On January 7, 2000, the Issuer granted Mr. Weber an option to acquire up to 25,000 shares of Common Stock for an exercise price of $5.00 per share. This option vested as to 12,500 shares on each of January 7, 2001 and January 7, 2002.

         On December 5, 2000, the Issuer granted to Mr. Weber a nonqualified option to acquire up to 79,300 shares of Common Stock for an exercise price of $2.00 per share, and a qualified option to acquire up to 20,700 shares of Common Stock for an exercise price of $2.00 per share, both vested on December 5, 2001 and expiring on December 5, 2010. The Issuer also granted to Mr. Weber a nonqualified option to acquire up to 79,300 shares of Common Stock for an exercise price of $2.00 per share, and a qualified option to acquire up to 20,700 shares of Common Stock for an exercise price of $2.00 per share, both vested on December 5, 2002 and expiring on December 5, 2010. The Issuer's subsidiary ITN entered into a Revised Employment Agreement with Mr. Weber regarding his employment for the period beginning August 1, 2001 and ending March 31, 2003, in which Mr. Weber relinquished his rights to the options for 100,000 shares of Common Stock scheduled to vest in December, 2002, and revised the expiration dates for the options, such that the nonqualified option expires on June 30, 2003, and the qualified option expires on the 91st day following Mr. Weber's termination of employment with ITN.

         On April 14, 2000, Mr. Weber contributed 147,284 shares of Common Stock to the Issuer in connection with a settlement by the Issuer of a dispute with the NASDAQ Small Cap Market.

ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Weber originally acquired 1,806,506 shares of Common Stock in connection with a transaction (the "Transaction") whereby Mr. Weber sold all his capital stock in Interactive Gallery, Inc. and Interactive Telecom Network, Inc., and 90% of his capital stock in Card Transactions, Inc., to the Issuer. In connection with the Transaction, Mr. Weber was appointed to the Board of Directors of the Issuer and he entered into an employment agreement with Interactive Telecom Network, Inc., a wholly owned subsidiary of the Issuer. On the same date, Mr. Weber contributed 1,346,122 of the shares of Common Stock he acquired in the Transaction to Beacon Ocean to hold and manage such shares for investment purposes for the benefit of members of Mr. Weber's family.

         Although the foregoing describes the range of activities initiated and presently contemplated by the Reporting Person with respect to the Issuer, the possible activities of the Reporting Person are subject to change at any time. Except as set forth above, the Reporting Person has no present plans or proposals which relate to or that would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a) - (b) As of the date of this Statement, Mr. Weber may be deemed to be the beneficial owner of 1,521,122 shares of Common Stock, constituting approximately 7.16 % of the issued and outstanding Common Stock (computed on the basis of 21,246,913 shares of Common Stock outstanding as of February 11, 2002, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on February 13, 2002). This amount includes 1,346,122 shares of Common Stock held by Beacon Ocean, LLC and options to purchase 125,000 shares of Common Stock pursuant to two separate stock options granted to Mr. Weber by the Issuer. Mr.

Weber is the sole manager of Beacon Ocean. As a result, Mr. Weber has the sole power to vote or to direct the vote of and sole power to dispose of or direct the disposition of 175,000 shares of Common Stock (including 125,000 shares issuable upon exercise of stock options), and shares the power to vote or to direct the vote of and to dispose of or direct the disposition of 1,346,122 shares of Common Stock with Beacon Ocean.

         As of the date of this Statement, Beacon Ocean may be deemed to be the beneficial owner of 1,346,122 shares of Common Stock, constituting approximately
6.34 % of the issued and outstanding Common Stock (computed on the basis of 21,246,913 shares of Common Stock outstanding as of February 11, 2002, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on February 13, 2002). Beacon Ocean shares the power to vote or to direct the vote of and to dispose of or to direct the disposition of all such shares with Mr. Weber.

         (c) Neither Mr. Weber nor Beacon Ocean has effected any transactions in the Common Stock during the 60 days preceding the date of this Statement.

         (d) Mr. Weber is unaware of any other individual or entity which may have the right to receive dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the Transaction described above in Items 3 and 4, Mr. Weber and the other shareholders of Interactive Gallery, Inc., Interactive Telecom Network, Inc. and Card Transactions, Inc. entered into a Stock Purchase Agreement dated August 19, 1999 (the "Purchase Agreement") with the Issuer. Pursuant to the Purchase Agreement, the Issuer agreed to enter into an Employment Agreement with Mr. Weber and the parties to the Purchase Agreement agreed to various covenants regarding the management of the Issuer and its subsidiaries. This description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is incorporated herein by reference to Exhibit A to the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on September 28, 1999.

         As described above in Items 3 and 4, on October 27, 1999, Mr. Weber contributed 1,346,122 of the shares of Common Stock he acquired in the Transaction to Beacon Ocean to hold and manage such shares for investment purposes for the benefit of members of Mr. Weber's family. Pursuant to the Limited Liability Company Operating Agreement of Beacon Ocean, dated as of October 22, 1999, Mr. Weber, as the sole manager of Beacon Ocean, manages the shares of Common Stock owned by Beacon Ocean. This description of the LLC Agreement is qualified in its entirety by reference to the LLC Agreement, which is filed herewith as Exhibit 2 and is incorporated herein by reference.

         As described above in Item 3, on November 23, 1999, Mr. Weber contributed 263,000 shares of Common Stock to RTI, pursuant to a Contribution Agreement dated as of November 23, 1999. This description of such Contribution Agreement is qualified in its entirety by reference to the Contribution Agreement, which is filed herewith as Exhibit 3 and is incorporated herein by reference.

         As described above in Item 3, on January 7, 2000, the Issuer granted Mr. Weber an option to acquire up to 25,000 shares of Common Stock for an exercise price of $5.00 per share, pursuant to a Non-Qualified Stock Option Stock Grant Agreement dated January 7, 2000 (the "January Option Agreement"). This description of the January Option Agreement is qualified in its entirety by reference to the January Option Agreement, which is filed herewith as Exhibit 4 and is incorporated herein by reference.

         As described above in Item 3, on December 5, 2000, the Issuer granted to Mr. Weber a nonqualified option to acquire up to 79,300 shares of Common Stock for an exercise price of $2.00 per share, and a qualified option to acquire up to 20,700 shares of Common Stock for an exercise price of $2.00 per share, both vested on December 5, 2001 and expiring on December 5, 2010. The Issuer also granted to Mr. Weber a nonqualified option to acquire up to 79,300 shares of Common Stock for an exercise price of $2.00 per share, and a qualified option to acquire up to 20,700 shares of Common Stock for an exercise price of $2.00 per share, both vested on December 5, 2002 and expiring on December 5, 2010. These options representing an aggregate of 200,000 shares of Common Stock are referred to collectively as the "December Option Agreement." The Issuer's subsidiary ITN entered into a Revised Employment Agreement with Mr. Weber regarding his employment for the period beginning August 1, 2001 and ending March 31, 2003, in which Mr. Weber relinquished his rights to the options for 100,000 shares of Common Stock scheduled to vest in December, 2002, and revised the expiration dates for the options, such that the nonqualified option expires on June 30, 2003, and the qualified option expires on the 91st day following Mr. Weber's termination of employment with ITN (the "Employment Agreement"). Mr. Weber has further agreed not to sell or offer for sale more than 25,000 shares of Common Stock in any week, or 100,000 shares in any three-month period, prior to March 31, 2003, subject to certain limited provisions, pursuant to his Employment Agreement. These descriptions of the December Option Agreement and the Employment Agreement are qualified in their entirety by reference to the December Option Agreement and the Employment Agreement, which are filed herewith as Exhibits 5 and 6, respectively, and are incorporated herein by reference.

         As described above in Item 3, on April 14, 2000, Mr. Weber contributed 147,284 shares of Common Stock to the Issuer , pursuant to an Agreement dated April 13, 2000, among Mr. Weber and certain other shareholders of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement dated as of April 1, 2002, between Mr. Weber, the Weber Children's Trust and Beacon Ocean

Exhibit 2 Limited Liability Company Operating Agreement of Beacon Ocean dated as of October 22, 1999

Exhibit 3 Contribution Agreement dated as of November 23, 1999, among RTI, Mr. Weber and Ed Bonn

Exhibit 4 Non-Qualified Stock Option Stock Grant Agreement effective as of January 7, 2000, between the Issuer and Mr. Weber

Exhibit 5 Non-Qualified and Qualified Stock Option Grant Agreements effective as of December 5, 2000 between the Issuer and Mr. Weber

Exhibit 6 Revised Employment Agreement between the Mr. Weber and ITN, for the employment period beginning August 1, 2001 and ending March 31, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.


                                                   /s/ Bradley A. Weber
                                                   --------------------
Date: May 6, 2002                                  Bradley A. Weber



Date: May 6, 2002                                  Beacon Ocean, LLC

                                                   By: /s/ Bradley A. Weber
                                                   ------------------------
                                                   Bradley A. Weber
                                                   Manager





ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

EXHIBIT 1

                             JOINT FILING STATEMENT
                             ----------------------


         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13d to which the Joint Filing Agreement is attached, and any amendments thereto, filed by either or both of the undersigned, is filed on behalf of each of them.


                                           The Weber Children's Trust, under
                                           declaration of trust dated
                                           September 12, 2000.


                                           /S/ BRADLEY WEBER
                                           -------------------------------------
                                           Bradley Weber, Trustee



                                           Beacon Ocean, LLC, a Delaware limited
                                           liability company


                                           By: /S/ BRADLEY WEBER
                                           -------------------------------------
                                               Bradley Weber, Manager




                                           /S/ BRADLEY WEBER
                                           -------------------------------------
                                           Bradley Weber, individual

EXHIBIT 2


--------------------------------------------------------------------------------


         THE MEMBERSHIP INTERESTS ACQUIRED PURSUANT TO THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS THEY HAVE BEEN REGISTERED UNDER SAID ACT OR UNLESS REGISTRATION UNDER SAID ACT IS NOT REQUIRED. THERE ARE SUBSTANTIAL RESTRICTIONS ON TRANSFER CONTAINED IN THIS LLC OPERATING AGREEMENT.
------------------------------------------------------------------------







                  LIMITED LIABILITY COMPANY OPERATING AGREEMENT

                                       OF

                                BEACON OCEAN, LLC

                     A CALIFORNIA LIMITED LIABILITY COMPANY

                          Dated as of October 22, 1999

                                BEACON OCEAN, LLC

                  LIMITED LIABILITY COMPANY OPERATING AGREEMENT


        THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the "Agreement") is dated and effective as of October 22, 1999, by Brad Weber ("Member"), as the sole member of the Company, and shall govern the relationship among the Members and Managers of the Company, pursuant to the Act and the Articles of Organization, as either may be amended from time to time.

         A. The Member has caused to be filed the Certificate of Formation (the "Articles") for BEACON OCEAN, LLC (the "Company"), a limited liability company under the laws of Delaware.

         B. The Member desires to form a limited liability company under the Delaware Limited Liability Company Act (the "Act").

         C. The Member enters into this Operating Agreement in order to form and provide for the governance of the Company and the conduct of the business and to specify their relative rights and obligations.

         NOW, THEREFORE, the Member, by this Agreement, sets forth the operating agreement for the Company upon the terms and subject to the conditions of this Agreement.

                                    ARTICLE 1
                             ORGANIZATIONAL MATTERS


         1.1 NAME. The name of the Company shall be "BEACON OCEAN, LLC." The Company may conduct business under that name or any other name approved by the Members.

         1.2 TERM. The term of the Company commenced as of the date of the filing of the Articles with the Delaware Secretary of State and shall continue indefinitely, unless terminated under Section 8.1.

         1.3 OFFICE AND AGENT. The Company shall continuously maintain a registered agent in Delaware as required by the Act. The principal office of the Company shall currently be at 15303 Ventura Blvd., Suite 675, Sherman Oaks, California, 91403, or may be where the Manager may later designate or as the business of the Company may require. The registered office of the Company in Delaware is 15 East North Street, Dover, Delaware, and the registered agent shall be Paracorp Incorporated or as otherwise determined by the Manager.

         1.4 BUSINESS OF THE COMPANY. The Company may carry on any lawful business, purpose or activity, other than the business of granting policies of insurance, or assuming insurance risks or banking. The Company shall possess and may exercise all the powers and privileges granted to limited liability companies under Chapter 18 of the Delaware Corporations Law.

         1.5 LIMITED LIABILITY COMPANY. The Members intend the Company to be a limited liability company under the Act. Neither the Manager nor any Member shall take any action inconsistent with the express intent of the parties to this Agreement.

         1.6 INITIAL MEMBER. The name and address of the initial and sole Member of the Company is Brad Weber.

         1.7 MANAGER. Brad Weber shall be the sole Manager of the Company. The business address of Brad Weber is 15303 Ventura Boulevard, Suite 675, Sherman Oaks, California, 91403.

         1.8 GENERAL PURPOSE. The purpose of the Company is to make a profit, increase wealth, and provide a means for beneficiaries of the Trust and the family members of the beneficiaries of the Trust (the "Family") to become knowledgeable of, manage, and preserve family assets ("Family Assets"). Initially the Company will invest solely in shares of New Frontier Media, Inc., a Colorado corporation. In addition, the Company will accomplish the following:

                (a) provide resolution of any disputes which may arise among the Family in order to preserve family harmony and avoid the expense and problems of litigation;

                (b) maintain control of Family Assets;

                (c) consolidate fractional interests in Family Assets;

                (d) increase Family wealth;

                (e) establish a method by which annual gifts can be made without fractionalizing Family Assets;

                (f) continue the ownership of Family Assets and restrict the right of non-Family to acquire interests in Family Assets;

                (g) provide protection to Family Assets from claims of future creditors against Family members;

                (h) prevent the transfer of a Family member's interest in the Company a result of a failed marriage;

                (i) provide flexibility in business planning not available through trusts, corporations, or other business entities;

                (j) facilitate the administration and reduce the cost associated with the disability or probate of the estate of Family members; and

                (k) promote the Family's knowledge of and communication about Family Assets.

         1.9 DEFINITIONS. When used in this Agreement, the following terms shall have the meanings set forth below:

                (a) CAPITAL ACCOUNT. "Capital Account" shall mean each Member's initial Capital Contribution. In addition, each Member's Capital Account shall be:

                         1. Increased by:

                                    (a) The amount of any additional Capital
Contributions by such Member, including the amount of Company liabilities assumed by such Member or secured by any Company property distributed by the Company to such Member;

                                    (b) The fair market value of any property
contributed by such Member to the Company (net of liabilities secured by such property which are considered to be assumed or taken "subject to" by the Company); and

                                    (c) Items of book income and gain which are
allocated to such Member; and

                         2. Decreased by:

                                    (d) The amount of cash distributed to such
Member by the Company, including the amount of liabilities of such Member assumed by the Company or secured by any property contributed by such Member to the Company;

                                    (e) The fair market value of any property
distributed by the Company to such Member (net of liabilities secured by such property which are considered to be assumed or taken "subject to" by such Member);

                                    (f) Items of expense described in Section
705(a)(2)(B) of the Code allocated to such Member; and

                                    (g) Items of book loss and deduction which
are allocated to such Member.

The foregoing provisions are intended to comply with Section 1.704-1(b) of the Regulations and shall be applied and interpreted accordingly. The Capital Accounts shall be adjusted in order to reflect allocations of depreciation, amortization, and gain and loss as computed for book purposes. Upon the Transfer of any Member's interest in the Company, the Capital Account of the transferor Member shall carry over to the transferee Member.

                (b) CAPITAL CONTRIBUTION. "Capital Contribution" shall mean any money or property, or a promissory note or other binding obligation to contribute money or property, or to render services as permitted by law, which a Member contributes to the Company as capital in that Member's capacity as a Member pursuant to an agreement between the Members, including an agreement as to value.

                (c) CASH RESERVES. "Cash Reserves" shall mean such amounts as may be estimated by the Manager in its sole and absolute discretion, for payment of costs, expenses and liabilities incident to the business of the Company and for which the cash to make such payments will not, in the sole opinion of the Manager, be expected to be available to the Company at or about the time such payments are required to be made, and which therefore, in the sole opinion of the Manager, require that cash be set aside periodically to make such payments.

                (d) CODE. "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

                (e) COMPANY MINIMUM GAIN. "Company Minimum Gain" shall have the meaning set forth in the Regulations promulgated under Section 704(b) of the Code.

                (f) DISTRIBUTABLE CASH. "Distributable Cash" shall mean for any period such portion of the cash in the Company's bank accounts that is available for distribution to the Members after provision has been made for Cash Reserves.

                (g) FISCAL YEAR. "Fiscal Year" of the Company shall mean the calendar year.

                (h) INVESTMENTS. "Investments" shall mean those investment assets or ventures described on Exhibit "B." Exhibit "B" may (but need not) be amended from time to time as necessary, as the Company acquires additional Investments.

                (i) MANAGER. "Manager" shall mean Brad Weber, and any successor Manager(s) pursuant to the terms of this Agreement, or any other person or entity who has been admitted to the Company as a Manager in accordance with this Agreement, or a person or entity who has been admitted as a Manager pursuant to applicable law. The term Manager shall not include any person who has ceased to be a Manager in the Company.

                (j) MEMBER. "Member" shall mean those individuals and/or entities listed on Exhibit "A," or any other person or entity who has been admitted to the Company as either a Member in accordance with this Agreement, or an assignee of a Company interest in the Company who has become a Member pursuant to the terms of this Agreement.

                (k) MEMBERSHIP INTEREST. "Membership Interest" shall mean the ownership interest and rights of a Member in the Company, including, without limitation, his, her or its right to a distributive share of the Net Profits and Net Losses, distributions, and the Property and Investments of the Company and the right to consent or approve.

                (l) MEMBER NONRECOURSE DEDUCTIONS. "Member Nonrecourse Deductions" shall mean the Company deductions that are characterized as "Member nonrecourse deductions" pursuant to the Regulations promulgated under Section 704(b) of the Code.

                (m) NET PROFITS AND NET LOSSES. "Net Profits" and "Net Losses" shall mean the net profits or net losses, respectively, of the Company as determined on the basis of the accounting method selected by the Manager at the close of the Company's Fiscal Year by the Company's accountants in accordance with federal income tax principles consistently applied, and as set forth on the information return filed by the Company for federal income tax purposes. Net Profits and Net Losses shall not include Nonrecourse Deductions or Member Nonrecourse Deductions.

                (n) NONRECOURSE DEDUCTIONS. "Nonrecourse Deductions" shall mean the Company deductions that are characterized as "nonrecourse deductions" pursuant to the Regulations promulgated under Section 704(b) of the Code.

                (o) PARTICIPATION PERCENTAGE. "Participation Percentage" of a Member shall mean that percentage, as adjusted from time to time pursuant to the terms of this Agreement, set forth opposite such Member's name on Exhibit "A" hereto. Exhibit "A" may (but need not) be amended from time to time as necessary, to reflect changes in the Members' respective Participation Percentages.

                (p) PROPERTY OR PROPERTIES. "Property" or "Properties" shall mean one or more of the real properties to be acquired by the Company, if any.

                (q) REGULATIONS. "Regulations" shall mean the Income Tax Regulations promulgated under the Code, including Temporary and Proposed Regulations, as such Regulations may be amended from time to time, including corresponding provisions of succeeding Regulations.

                (r) TRANSFER. "Transfer" shall mean any encumbrance, gift, assignment, pledge, hypothecation, sale or other transfer of all or any portion of a Company interest.

                                    ARTICLE 3
                             CAPITAL CONTRIBUTIONS3

         3.1 CAPITAL CONTRIBUTIONS. On or before October 31, 1999, the Member shall contribute to the capital of the Company the Investments described on Exhibit B attached hereto.

         3.2 CAPITAL ACCOUNTS. The Company shall establish an individual capital account ("Capital Account") for each Member. The Company shall determine and maintain each Capital Account in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv), and adjusted in accordance with the following provisions:

                (a) ADJUSTMENT TO CAPITAL ACCOUNT ON CONTRIBUTION OF PROPERTY. If any additional Membership Interests are to be issued in consideration for a contribution of property or cash (other than a DE MINIMIS amount) or if any property or cash (other than a DE MINIMIS amount) is to be distributed in liquidation of the Company or a Membership Interest, the Capital Accounts of the Members and the fair market value of all property shall, immediately prior to such issuance or distribution, be adjusted (consistent with the provisions of Section 704(b) of the Code and the Regulations) upward or downward to reflect any unrealized gain or unrealized loss attributable to all such property (as if the unrealized gain or unrealized loss had been recognized upon actual sale of the property upon a liquidation of the Company immediately prior to issuance).

                (b) ADJUSTMENT TO CAPITAL ACCOUNT ON TRANSFER. If all or any portion of a Membership Interest is transferred as a gift or deemed gift, the Capital Accounts of the Members and the fair market value of all property shall, immediately prior to such transfer, be adjusted upward or downward to reflect any unrealized gain or unrealized loss attributable to such Property in a manner similar to that set forth in Section 8.2.

                (c) TRANSFEREE. Except as otherwise required by the Regulations under Code 704(b), in the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

                (d) PROMISSORY NOTES. The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note shall not be included in the Capital Account of any person until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Treas. Reg. Section 1.704-1(b)(2)(iv)(f).

                (e) REVALUATION OF CAPITAL ACCOUNTS. Each Member's Capital Account shall be increased or decreased as necessary to reflect a revaluation of the Company's property in accordance with the requirements of Treas. Reg.
Section 1.704-1(b)(2)(iv)(f) and Treas. Reg. Section 1.704-1(b)(2)(iv)(g),
including the special rules under Treas. Reg. Section 1.704-1(b)(4), as applicable. The provisions of this Agreement respecting the maintenance of Capital Accounts are intended to comply with Treas. Reg. Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with those Treas. Regs.

                (f) DEFICIT RESTORATION. No Member will be required to restore a deficit in his Capital Account upon liquidation of the Company or the Member's Membership Interest.

         3.3 NO INTEREST. The Company shall not pay any interest on capital contributions.

         3.4 LIMITED LIABILITY. A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in the Act or in this Agreement.

         3.5 NO PRIORITY OF RETURN. In accordance with the provisions of Section 18-303 of the Act, no Member or Manager shall have priority over any other Member with respect to the return of a Capital Contribution, or distributions or allocations of income, gain, losses, deductions, credits, or items thereof.

         3.6 ADDITIONAL CAPITAL CONTRIBUTIONS.

                (a) From time to time the Manager shall determine in its sole discretion reasonably exercised whether the Company requires additional capital from the Members. In making its determination, the Manager shall take into account, among other things, the Company's present and anticipated future cash flow from operations, the Company's present and anticipated Cash Reserves, the Company's anticipated expenditures for additional properties, capital improvements, major repairs and similar items and the Company's ability and desire to borrow at then prevailing rates and terms.

                (b) If the Manager determines that additional capital is needed, the Manager shall send written notice (the "Request Notice") to each Member of the Member's capital requirements, including the total additional capital required, the amount of additional capital required from each Member, the time for contribution and any other information the Manager deems relevant. The amount of additional capital required from each Manager shall bear the same ratio to the total additional capital required from all Members as each such Member's Participation Percentage bears to one hundred percent (100%). The time for contribution specified in the Request Notice shall be determined by the Manager in the Manager's sole discretion reasonably exercised, provided that such time is not less than fifteen (15) days nor more than sixty (60) days after the Request Notice is given.

                (c) If any Member fails to make its required additional capital contribution on or before the date specified in the Request Notice, the Manager shall give written notice to the Members other than the Members that failed to make their required additional capital contributions (the "nondefaulting Members") of the total amount of required additional capital not contributed ("uncontributed capital"). Each nondefaulting Member shall notify the Manager in writing within ten (10) days from the giving of such written notice of the amount or portion, if any, of the uncontributed capital that the nondefaulting Member desires to contribute. Any nondefaulting Member who fails to respond within such ten (10) day period shall be treated as electing to contribute no portion of the uncontributed capital.

                (d) If the nondefaulting Members in the aggregate indicate their desire to contribute an amount equal to the uncontributed capital, each such Member shall contribute the amount indicated by that Member in the Member's notice given to the Manager under Section 2.6(c). Such amounts shall be contributed by the nondefaulting Members at such time as may be specified by the Manager in its sole discretion reasonably exercised in written notice given to the nondefaulting Members, provided that such time is not less than fifteen (15) days or more than sixty (60) days after such written notice is given.

                (e) If the nondefaulting Members in the aggregate indicate their desire to contribute an amount greater than the uncontributed capital, each such Member shall contribute an amount that bears the same ratio to the amount that Member desired to contribute as the uncontributed capital bears to the total amount desired to be contributed by all nondefaulting Members. Such amounts shall be contributed by the nondefaulting Members at such time as may be specified by the Manager in its sole discretion reasonably exercised in written notice given by the Manager to the nondefaulting Members, provided that such time is not less than fifteen (15) days or more than sixty (60) days after such written notice is given.

                (f) If the nondefaulting Members in the aggregate indicate their desire to contribute an amount less than the uncontributed capital, the Manager shall give written notice to the nondefaulting Members of the amount of uncontributed capital remaining after subtracting the portion thereof that the nondefaulting Members have indicated a desire to contribute. With respect to such remaining uncontributed capital, the procedures in Sections 2.6(c) through 2.6(e) shall be followed until either (a) the nondefaulting Members in the aggregate have indicated their desire to contribute an amount equal to or greater than the uncontributed capital, or (b) no nondefaulting Member desires to contribute any additional portion of the uncontributed capital.

                (g) If the nondefaulting Members contribute an amount equal to the uncontributed capital pursuant to either Section 2.6(d) or Section 2.6(e) above, then the Participation Percentages of certain Members shall be modified as set forth in this Section 2.6(g). The Participation Percentage of each Member that contributed less than the additional capital contribution required from that Member as set forth in the Request Notice shall be reduced by the product, expressed as a percentage, of (a) the quotient obtained by dividing (i) the excess of the additional capital required to be contributed by that Member over the additional capital actually contributed by that Member by (ii) the total Capital Contributions to the Company by all Members during the term of the Company, including all additional Capital Contributions under this Section 2.6, multiplied by (b) two (2). The Participation Percentage of each Member that contributed more than the additional capital required from that Member as set forth in the Request Notice shall be increased by the product, expressed as a percentage, of (a) the quotient obtained by dividing (i) the excess of the additional capital actually contributed by that Member over the additional capital required to be contributed by that Member, by (ii) the total Capital Contributions to the Company by all Members during the term of the Company, including all additional Capital Contributions under this Section 2.6, multiplied by (b) two (2). For this purpose, a transferee Member's Capital Contributions shall include all Capital Contributions (both initial and additional) made by a transferor Member with respect to that portion of the transferee Member's Company interest acquired by gift or other transfer from the transferor Member.

                (h) If the nondefaulting Members contribute an amount less than the uncontributed capital, then each Member's Participation Percentage shall be modified as set forth in this Section 2.6(h):

                         (1) First, each Member's Participation Percentage shall
be equal to the quotient, expressed as a percentage, obtained by dividing (a) each Member's total Capital Contributions (including all additional Capital Contributions made by that Member under this Section 2.6 by (b) the total Capital Contributions (including all additional Capital Contributions made under this Section 2.6) made by all Members. For this purpose, a transferee Member's Capital Contributions shall include all Capital Contributions (both initial and additional) made by a transferor Member with respect to that portion of the transferee Member's Company interest acquired by gift or other transfer from the transferor Member.

                         (2) The Participation Percentage (as computed under
Section 2.6(h) above) of each Member that contributed less than the additional capital contribution required from that Member as set forth in the Request Notice shall be reduced by the quotient, expressed as a percentage, obtained by dividing (a) the excess of the additional capital required to be contributed by that Member over the additional capital actually contributed by that Member, by
(b) the total Capital Contributions to the Company by all Members during the term of the Company, including all additional Capital Contributions made under this Section 2.6.

                         (3) The Participation Percentage (as computed under
Section 2.6(h) above) of each nondefaulting Member that contributed more than the additional capital contribution required from that Member as set forth in the Request Notice shall be increased by the quotient, expressed as a percentage, obtained by dividing (a) the excess of the additional capital actually contributed by that Member over the additional capital required to be contributed by that Member, by (b) the total Capital Contributions to the Company by all Members during the term of the Company, including all additional Capital Contributions made under this Section 2.6.

                         (4) Next, the excess of the aggregate reductions in
Participation Percentages required by Section 2.6(h)(b) above over the aggregate increases in Participation Percentages required by Section 2.6(h)(iii) above shall be computed. The Participation Percentage of each Member (other than

Members whose Participation Percentages were reduced under Section 2.6(h)(ii) above) shall be increased by the product, expressed as a percentage, obtained by multiplying (a) such excess, by (b) the quotient obtained by dividing (i) that Member's total Capital Contributions (including all additional Capital Contributions made by that Member under this Section 2.6), by (ii) the total Capital Contributions (including Capital Contributions made under this Section 2.6) by all Members other than Members whose Participation Percentages were reduced under Section 2.6(h)(ii) above. For this purpose, a transferee Member's Capital Contributions shall include all Capital Contributions (both initial and additional) made by a transferor Member with respect to that portion of the transferee Member's Company interest received by gift or other transfer from the transferor Member.

                (i) If each Member contributes the exact amount of additional capital required to be contributed by that Member as set forth in the Request Notice, the Participation Percentages shall not be modified.

                (j) All modifications to the Members' Participation Percentages required by Sections 2.6(e) and 2.6(f) shall be effective as of the first day of the month following the month in which the last portion of the additional Capital Contributions are received by the Company. Any such modifications to the Members' Participation Percentages shall have no effect on and shall not modify the Members' capital accounts.

                (k) ANY REDUCTION IN A MEMBER'S PARTICIPATION PERCENTAGE PURSUANT TO SECTION 2.6 SHALL BE DEEMED TO BE IN THE NATURE OF LIQUIDATED DAMAGES. THE PARTIES AGREE THAT IT IS LIKELY TO BE IMPRACTICAL OR EXTREMELY DIFFICULT TO FIX ACTUAL DAMAGES IN THE EVENT ANY MEMBERS ELECT THE REMEDY PROVIDED IN SECTION 2.6(c) AS A RESULT OF A MEMBER'S FAILURE TO MAKE A REQUIRED CONTRIBUTION PURSUANT TO SECTION 2.6. FURTHER, THE PARTIES AGREE THAT IF ANY MEMBERS ELECT TO FOLLOW THE PROVISIONS OF SECTION 2.6(g) AND 2.6(h), THE REDUCTION OF A MEMBER'S PARTICIPATION PERCENTAGE AND INCREASE OF A MEMBER'S PARTICIPATION PERCENTAGE AS DESCRIBED IN SECTION 2.6 SHALL BE DEEMED TO CONSTITUTE LIQUIDATED DAMAGES TO THE MEMBERS FOR THE FAILURE OF ONE OR MORE MEMBERS TO MAKE THE REQUIRED CONTRIBUTIONS. THE PARTIES EXPRESSLY AGREE TO THE ABOVE-DESCRIBED LIQUIDATED DAMAGES PROVISION.

         3.7 USE OF CAPITAL CONTRIBUTIONS. Except as otherwise provided herein, the cash portion of the Capital Contributions of each Member shall be deposited in a checking, savings and/or money market or similar account, to be established and maintained in the name of the Company, or invested in government securities or certificates of deposit issued by any bank. Thereafter, such amounts shall be utilized for the conduct of the Company business pursuant to the terms of this Agreement.

         3.8 ROLE OF MEMBERS. Except as may otherwise be provided in this Agreement, no Member shall, in the capacity of a Member, take part in or interfere in any manner with the conduct or control of the business of the Company, or have any right or authority to act for or on behalf of the Company.

         3.9 RETURN OF CAPITAL. Except as otherwise provided in this Agreement, no Member shall have the right to withdraw or reduce such Member's Capital Contribution or to receive any distributions, except as a result of dissolution. No Member shall have the right to demand or receive property other than cash in return for such Member's Capital Contributions.

         3.10 LOANS BY A MEMBER. Loans by a Member to the Company shall not be considered Capital Contributions for purposes of this Agreement, increase such Member's Capital Account or entitle such Member to any greater share of the Net Profits, Net Losses or distributions of the Company than such Member is otherwise entitled to under this Agreement. The interest rate and payment terms on loans by a Member to the Company shall be at least as favorable as those generally charged by third party lenders to the Company at the time the loan is made.

         3.11 GIFT. All or any part of one or more of the Capital Contributions of the Members may be made by one or more of the other Members on behalf of such Member as a gift.


                                    ARTICLE 5
                                     MEMBERS

         5.1 ADMISSION OF ADDITIONAL MEMBERS. Additional Members may be admitted with the approval of all Members and the Manager. Additional Members shall not participate in the management, but shall participate in the "Net Profits", "Net Losses" (as such terms are defined in Section 1.9), and distributions of the Company on such terms as are determined by the Members. Exhibit A shall be amended upon the admission of an additional Member to set forth such Member's name and capital contribution.

         5.2 WITHDRAWALS or Resignations. No Member may withdraw, retire or resign as a Member from the Company.

         5.3 PAYMENTS TO MEMBERS. Except as specified in this Agreement or pursuant to a transaction permitted by Section 4.7, no Member or person or entity controlled by, controlling or under common control with the Member (each such person or entity is defined as an "Affiliate"), is entitled to remuneration for services rendered or goods provided to the Company. However, the Company shall reimburse the Members and their Affiliates for organizational expenses (including, without limitation, legal and accounting fees and costs) incurred to form the Company, prepare the Articles and this Agreement and, as approved by the Members, for the actual cost of goods and materials used by the Company.

                                    ARTICLE 7
                      MANAGEMENT AND CONTROL OF THE COMPANY

         7.1 MANAGEMENT. The business of the Company shall be managed solely by the Manager named in Article I, Section 1.7, or a successor Manager selected in the manner provided in this Article IV hereof, Section 4.3. Except as otherwise set forth in this Agreement, all decisions concerning the management of the Company's business shall be made by the Manager. The Members shall have no power to bind the Company.

         7.2 TERM OF MANAGER. The Manager shall serve until the earlier of (i) the Manager's resignation, death or total disability; (ii) the Manager's removal by all of the Members; and (iii) the expiration of the Manager's term as Manager, if a term has been designated by all of the Members. A new Manager shall be appointed by the unanimous consent of all Members on the occurrence of any of the foregoing events.

         7.3 APPOINTMENT AND REMOVAL OF MANAGERS. Each Manager shall be appointed by a the unanimous consent of all Members for (a) a term expiring with the appointment of a successor, or (b) a term expiring at a definite time specified by the unanimous consent of all Members in connection with such an appointment. A Manager may be removed with or without cause at any time by action of the unanimous consent of all Members.

         7.4 DUTIES OF MANAGER. The Manager shall have the powers and duties described in Section 4.1 hereof and such other powers and duties as maybe prescribed in this Agreement or by the Members. Notwithstanding the foregoing, the Manager shall not take any of the following actions on behalf of the Company unless all of the Members have consented to the taking of such action:

                         (a) The merger of the Company with another limited
liability company or corporation, general Company, limited Company or other entity.

                         (b) An alteration of the authorized businesses of the
Company as set forth in Section 1.4.

                         (c) Any act which would make it impossible to carry on
the ordinary business of the Company.

                         (d) The confession of a judgment against the Company.

                         (e) Any other transaction described in this Agreement
as requiring the approval, consent or vote of the Members.

                         (f) The dissolution of the Company.

                         (g) The filing of a petition in bankruptcy or the
entering into of an arrangement among creditors.

         7.5 TAX MATTERS PARTNER. The Manager shall be the designated Tax Matters Partner of the Company, as that term is defined in the Code.

         7.6 TIME DEVOTED TO THE COMPANY. It is acknowledged that the Manager has other business interests to which the Manager devotes part of the Manager's time. The Manager shall devote such time to the conduct of the business of the Company as the Manager, in the Manager's own good faith and discretion, deems necessary.

         7.7 COMPENSATION OF MANAGER. A Manager will be entitled to a reasonable annual compensation for services rendered to the Company, reasonable compensation to be measured by the time required in the administration of the Company, the value of property under the Manager's administration, and the responsibilities assumed in the discharge of the duties of office and shall comply with Section 704(e) of the Code, if applicable. This compensation shall be a guaranteed payment. The Manager will be entitled to reimbursement of all reasonable and necessary business expenses incurred in the administration of the Company. If the cash flow of the Company is insufficient to pay the compensation, the unpaid portion of the compensation may be deferred and bear interest at the greatest amount permitted under law. Payments to the Manager for services rendered to the Company will not be a return on invested capital, but will be paid as compensation for services rendered.

         7.8 " \l 2

         7.9 OTHER OFFICERS . The Company may, at the discretion of the Members, have additional Officers including, without limitation, a Secretary and Treasurer. These offices may, but need not, be held by the Manager. One person may hold two or more offices. When the incumbent of an office is unable to perform the duties thereof, or when there is not incumbent of an office, the duties of the office shall be performed by the Manager.

         7.10 TITLE TO ASSETS. The Manager shall cause all assets of the Company, whether real or personal, to be held in the name of the Company.

         7.11 BANKING. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at such locations as shall be determined by the Manager. Withdrawal from such accounts shall require only the signature of the Manager or such other person or persons as the Manager may designate.

         7.12 " \l 2

         7.13 MEMBER APPROVAL. No annual or regular meetings of the Members are required to be held. However, if such meetings are held, such meetings shall be noticed, held and conducted pursuant to the Act or as the Manager shall determine. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Act or as the Manager shall determine. Unless otherwise provided in this Agreement, approval of the Members shall mean the approval of Members who hold a majority of the membership interests. Any action required to be taken at a meeting of the Members, or any other action which may be taken at a meeting of the Members, may be taken without a meeting if a consent in writing, setting for the action so taken, shall be signed by all the Members entitled to vote with respect to the subject matter thereof. Members of the Company may participate in any meeting of the Members by means of conference telephone or similar communication if all persons participating in such meeting can hear one another for the entire discussion of the matters to be voted upon. Participating in a meeting pursuant to this section shall constitute presence in person at such meeting.

         7.14 COMPETING ACTIVITIES . The Members and their Affiliates may engage or invest in any activity, including without limitation those that might be in direct or indirect competition with the Company. Neither the Company nor any Member shall have any right in or to such other activities or to the income or proceeds derived therefrom. No Member shall be obligated to present any investment opportunity to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. Each Member shall have the right to hold any investment opportunity for his or her own account or to recommend such opportunity to persons other than the Company. The Members acknowledge that certain Members and their Affiliates own and/or manage other businesses, including businesses that may compete with the Company and for the Members' time. Each Member hereby waives any and all rights and claims which he or she may otherwise have against the other Members and their Affiliates as a result of any of such activities.

         7.15 TRANSACTIONS BETWEEN THE COMPANY AND THE MEMBERS . Notwithstanding that it may constitute a conflict of interest, the Members and their Affiliates may engage in any transaction with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons capable of similarly performing them or if Members holding a majority of the membership interests held by the Members having no interest in such transaction (other than their interests as Members) approve the transaction in writing.


                                    ARTICLE 9
          ALLOCATIONS OF NET PROFITS AND NET LOSSES AND DISTRIBUTIONS

         9.1 ALLOCATION OF NET PROFITS. Net Profits for each Fiscal Year shall be allocated to the Members in accordance with their respective Participation Percentages.

         9.2 ALLOCATION OF NET LOSSES. Net Losses for each Fiscal Year shall be allocated to the Members in accordance with their respective Participation Percentages.

         9.3 ALLOCATION OF NONRECOURSE DEDUCTIONS. Nonrecourse Deductions for each Fiscal Year shall be allocated to the Members in accordance with their respective Participation Percentages.

         9.4 ALLOCATION OF MEMBER NONRECOURSE DEDUCTIONS. After application of Sections 5.1 through 5.3 hereof, Member Nonrecourse Deductions for each Fiscal Year shall be allocated among the Members as required by the Regulations promulgated under Section 704(b) of the Code.

         9.5 ALLOCATION OF TAX CREDITS. Except as may otherwise be required by law, any tax credits to which the Company may be entitled shall be allocated to the Members in accordance with their respective Participation Percentages.

         9.6 QUALIFIED INCOME OFFSET. Except as provided in Section 5.7 hereof, in the event any Member unexpectedly receives an adjustment, allocation or distribution described in Regulations Sections 1.704-1(b)(2)(ii)(D)(4), (5) or
(6), items of income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any deficit in said Member's Capital Account as quickly as possible. For purposes of this Section 5.6, the Member's Capital Account, as of the end of the relevant Fiscal Year, shall take into account the adjustments described in Regulations Sections 1.704-1(b)(2)(ii)(D)(4), (5) and (6), any amount of any deficit Capital Account balance which the Member is obligated to restore, and any amount of any deficit Capital Account balance which the Member is deemed obligated to restore pursuant to the Regulations promulgated under
Section 704(b) of the Code.

         9.7 MINIMUM GAIN CHARGEBACK. Prior to any allocation hereunder, in the event that there is a net decrease in the Company Minimum Gain during a Company taxable year, each Member shall be allocated items of income and gain in accordance with the Regulations promulgated under Section 704(b) of the Code and its requirements for a "minimum gain chargeback." In the event that there is a net decrease in minimum gain attributable to debt associated with Member Nonrecourse Deductions, income and gain shall be allocated to the Members in accordance with the Regulations.

         9.8 ALLOCATIONS OF BOOK ITEMS. All items of book income, gain, loss and deduction shall be allocated among the Members in the same percentage that Net Profits, Net Losses, Nonrecourse Deductions and Member Nonrecourse Deductions are allocated for the same Fiscal Year, or as otherwise provided by the Regulations promulgated under Section 704(b) of the Code.

         9.9 DISTRIBUTION OF DISTRIBUTABLE CASH. Subject to applicable law (Section 18-607 of the Act) and any limitations contained elsewhere in this Agreement, Distributable Cash may be distributed at the sole discretion of the Manager among the Members pro rata in accordance with their Participation Percentages; provided, however, that the Manager may, in its sole and absolute discretion, accumulate Distributable Cash for investment or other Company purposes. With regard to Distributable Cash and Investments, the Member shall make a determination, in accordance with his duty of care and loyalty to the Company, as to the need for the Investments in the operation of the Company business, considering both current needs for operating capital, prudent reserves for future operating capital, current investment opportunities, and prudent reserves for future investment opportunities, all in keeping with the Company purposes. It is the duty of the Manager in determining the amount of Distributable Cash available for the payment of distributions, to take into account the needs of the Company in its business and sums necessary in the operation of its business until the income from further operations is available, the amounts of its debts, the necessity or advisability of paying its debts, or at least reducing them within the limits of the Company's credit, the preservation of its capital as represented in the Investments of the Company as a fund for the protection of its creditors, and the character of its surplus property. Any contributed property or borrowed funds by the Company shall be considered as needed for Company investment purposes, and any cash produced from the sale of property contributed to the Company or from the sale of any property purchased with borrowed funds, or any reinvestment of any of the property, including the portion of the sale proceeds representing capital appreciation, shall be considered as needed reserves for Company investment purposes if the Member desires to reinvest such proceeds. Any Distributable Cash derived from income shall, to the extent deemed unnecessary for Company Purposes by the Member under the foregoing standard, be distributed in accordance with this Agreement.

         9.10 TO WHOM DISTRIBUTIONS ARE MADE. Unless agreed in writing by a transferor and transferee, Distributable Cash allocable to the transferred Membership Interest which may have been transferred during any year shall be distributed to the holder of such Membership Interest who was recognized as the owner on the date of such distribution, without regard to the results of Company operations during the year. Any payment by the Company to the person shown on the Company records as a Member, or to such Member's legal representatives, or to a named assignee of the right to receive distributions, shall acquit the Company and the Manager of all liability to any other person who may be interested in such payment by reason of an assignment by a Member or for any other reason.


                                   ARTICLE 11
                      TRANSFER AND ASSIGNMENT OF INTERESTS

         11.1 TRANSFER AND ASSIGNMENT OF INTERESTS. No Member shall be entitled to transfer, assign, convey, sell, encumber or in any way alienate all or any part of his or her Membership interest (collectively, "transfer") except with the prior approval of the Manager, which approval may be given or withheld in the sole discretion of the Manager. Upon the occurrence of a Termination Event, as such term is hereinafter defined, the Company shall not dissolve and the Member who is terminated (the "Terminated Member") shall be treated as having relinquished its interest in the Company and shall thereafter become and be treated as an assignee. Notwithstanding the termination of a Member's interest as a result of the occurrence of such a Termination Event, no Member, assignee or successor to a Terminated Member may withdraw such Member's share of the Company capital or other property from the Company nor may it require the Company to acquire its interest prior to the dissolution of the Company. For purposes of this Section 6.1, the term "Termination Event" shall mean the resignation, expulsion, death, bankruptcy (as such term is defined in Section 18-304 of the Act), or dissolution of a Member, or a Member's assignment of his or its entire membership interest.

         (i) SUBSTITUTION OF MEMBERS. A transferee of a Membership interest shall have the right to become a substitute Member only if consent of all Members and the Manager is given in accordance with Section 6.1, such person executes an instrument satisfactory to the Members and the Manager accepting and adopting the terms and provisions of this Agreement, and such person pays any reasonable expenses in connection with his or her admission as a new Member. The admission of a substitute Member shall not release the Member who assigned the Membership interest from any liability that such Member may have to the Company. An assignee who is not admitted as a substitute Member in accordance with the provisions above shall have no right to participate in management or in the operations of the Company or have any right to receive or review the records or other documents of the Company described in Article VII hereof.

         11.2 TRANSFERS IN VIOLATION OF THIS AGREEMENT AND TRANSFERS OF PARTIAL MEMBERSHIP INTERESTS. Upon a transfer in violation of this Article VI, the transferee shall have no right to vote or participate in the management of the Company or to exercise any rights of a Member. Such transferee shall only be entitled to receive the share of the Company's Net Profits, Net Losses and distributions, if any, of the Company's assets to which the transferor would otherwise be entitled. Notwithstanding the immediately preceding sentences, if, in the determination of the remaining Members, a transfer in violation of this
Article VI would cause the termination of the Company under the Code, in the sole discretion of the remaining Members, the transfer shall be null and void.


                                   ARTICLE 13
                   ACCOUNTING, RECORDS, REPORTING BY MEMBERS

         13.1 BOOKS AND RECORDS. The Company shall maintain at its principal office all of the following:

                (a) A current list of the full name and last known business or residence address of each Member set forth in alphabetical order, together with the capital contributions, capital account and Membership interest of each Member;

                (b) A copy of the Articles and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed; and

                (c) A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed.

         13.2 REPORTS. The Company shall cause to be filed, in accordance with the Act, all reports and documents required to be filed with any governmental agency.

         13.3 BANK ACCOUNTS. The Members shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other person. The Manager, acting alone, is authorized to endorse checks, drafts, and other evidences of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts. All checks, drafts, and other instruments obligating the Company to pay money may be signed by the Manager acting alone.

         13.4 CERTIFICATES OF OWNERSHIP. Certificates representing equity interest in the Company shall be in such forms as shall be determined by the Manager. Such certificates shall be signed by the Manager. All certificates shall be consecutively numbered or otherwise identified. The name and address of the person to whom the certificates are issued, with the capital contribution and the date of issue, shall be entered in the certificate register of the Company. In case of a lost, destroyed or mutilated certificate, a new one may be issued upon such terms and indemnity to the Company as the Members may prescribe.

         13.5 ACCOUNTANTS. The Manager shall select the accountants for the Company.

         13.6 COMPANY COMMUNICATION.

                (a) At least once a year, and as soon as possible after the financial statements are completed, a meeting shall be held for all Members. The Manager shall review and discuss the financial statements at the meeting and report to the Members the financial condition of the Company. The annual meeting shall be held at a place designated by the Manager on or before the third Tuesday in April of each year. All Members shall receive prior notice of dates, time, and place of the meeting.

                (b) The Manager may establish an Advisory Committee of the Company consisting of three or more Members (the "Advisory Committee"). If the Advisory Committee is established, at least once each calendar year, the Manager, on notice to each member on or before the tenth day prior to the meeting, shall call a meeting of the Advisory Committee, at which the Manager apprises it generally of the business and affairs of the Company since the latest meeting of the Advisory Committee. The Advisory Committee may make recommendations to or otherwise advise and consult with the Manager regarding the business and affairs of the Company; however, the Advisory Committee is not authorized to take any action on behalf of the Company or to compel any Member to take any action. The Advisory Committee may make a report of the meeting to the remaining Members. A Member or representative is not entitled to payment from the Company for its expenses regarding attendance at meetings of the Advisory Committee.

         13.7 CONFIDENTIALITY OF INFORMATION.

                (a) " \1 2

                (b) Each Member is entitled to all information under the circumstances and subject to the conditions stated in this Agreement and the Act. The Members agree, however, that the Manager may determine, due to contractual obligations, business concerns, or other considerations, that certain information regarding the business, affairs, Property, Investments, and financial condition of the Company shall be kept confidential and not provided to some or all other Members, and that it is not just or reasonable for those Members or Assignees or representatives to examine or copy that information.

                (c) The Members acknowledge that they may receive information regarding the Company in the nature of trade secrets or that otherwise is confidential, the release of which may be damaging to the Company or Persons with which it does business. Each Member shall hold in strict confidence any information it receives regarding the Company that is identified as being confidential (and if that information is provided in writing, that is so marked) and may not disclose it to any person or entity other than another Member, except for disclosures (1) compelled by law (but the Member must notify the Manager promptly of any request for that information, before disclosing it, if practicable), (2) to advisers or representatives of the Member or assignees of the Member, but only if they have agreed to be bound by the provisions of this section, or (3) of information that Member also has received from a source independent of the Company that the Member reasonably believes obtained that information without breach of any obligation of confidentiality. The Members acknowledge that breach of the provisions of this section may cause irreparable injury to the Company for which monetary damages are inadequate, difficult to compute, or both. Accordingly, the Members agree that the provisions of this section may be enforced by specific performance.

         13.8 ADJUSTMENT OF BASIS ELECTION. In the event of a Transfer of a Member's interest in the Company, or upon the death of a Member, or in the event of a distribution of the property of the Company to any Member hereto, or in the event of any Transfer of an interest in any Company which is a Member in this Company, the Manager, in its sole and absolute discretion may, at the request of the transferee Member, file an election, in accordance with Section 754 of the Code and applicable Treasury Regulations, to cause the basis of the Company's property to be adjusted for federal income tax purposes, as provided in Sections 734, 743 and 754 of the Code.

                                   ARTICLE 15
                           DISSOLUTION AND WINDING UP

         15.1 CONDITIONS OF DISSOLUTION. The Company shall dissolve upon the unanimous vote of all Members.

         15.2 WINDING UP. Upon the dissolution of the Company, the Company's assets shall be disposed of and its affairs wound up. The Company shall give written notice of the commencement of the dissolution to all of its known creditors. Upon dissolution of the Company, the Manager shall wind up the affairs and liquidate the assets of the Company in accordance with the provisions of this Section. Net Profits, Net Losses, Nonrecourse Deductions, Member Nonrecourse Deductions and all other Company items shall be allocated until the liquidation is completed in the same ratio as such items were allocated prior thereto. The proceeds from liquidation of the Company when and as received by the Company shall be utilized, paid and distributed in the following order:

                         (a) First, to pay expenses of liquidation and the debts
of the Company to third parties other than the Members;

                         (b) Next, to pay the debts of the Company owing to
creditors who are Members;

                         (c) Next, to the establishment of any Cash Reserves;
and

                         (d) Thereafter, to the Members, in accordance with the
respective positive Capital Account balances of the Members, as determined by taking into account all Capital Account adjustments required by this Agreement.

         15.3 RIGHT TO RECEIVE PROPERTY. The Members shall have no right to demand or receive property other than cash in return for their Capital Contributions to the Company, and each Member agrees to and shall look solely to the assets of the Company for the return of such Member's Capital Contributions. If the assets of the Company remaining after discharge of the debts and liabilities of the Company are insufficient to return the then unreimbursed Capital Contributions of a Member, such Member shall not have, and hereby waives, any recourse against the Manager. The winding-up of the affairs of the Company and the distribution of its assets shall be conducted exclusively by the Manager, who is hereby authorized to do any and all acts and things authorized by law for such purposes at the expense of the Company. If there is no Manager, the winding-up of the affairs of the Company shall be conducted as otherwise provided by law.

         15.4 ORDER OF PAYMENT OF LIABILITIES UPON DISSOLUTION . After determining that all the known debts and liabilities of the Company have been paid or adequately provided for, the remaining assets shall be distributed to the Members in accordance with their positive capital account balances, after taking into account income and loss allocations for the Company's taxable year during which liquidation occurs.

         15.5 LIMITATIONS ON PAYMENTS MADE IN DISSOLUTION . Except as otherwise specifically provided in this Agreement, each Member shall be entitled to look only to the assets of the Company for the return of his or her positive Capital Account balance and shall have no recourse for his or her Capital Contribution and/or share of Net Profits against any other Member.


                                   ARTICLE 17
                                 INDEMNIFICATION

         17.1 INDEMNIFICATION OF AGENTS. The Company shall indemnify any Member and Manager and may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a Member, Manager, officer, employee or other agent of the Company or that, being or having been such a Member, officer, employee or agent, he or she is or was serving at the request of the Company as a manager, director, officer, employee or other agent of another limited liability company, corporation, Company, joint venture, trust or other enterprise (all such persons being referred to hereinafter as an "agent"), to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit.


                                   ARTICLE 19
                                  MISCELLANEOUS

         19.1 COUNSEL TO THE COMPANY. Counsel to the Company may also be counsel to any Member or any Affiliate of a Member. The Members may execute on behalf of the Company and the Members any consent to the representation of the Company that counsel may request. The Company has initially selected Israel & Friedberg, LLP ("Company Counsel") as legal counsel to the Company. Each Member acknowledges that Company Counsel does not represent any Member in the absence of a clear and explicit agreement to such effect between the Member and Company Counsel, and that in the absence of any such written agreement Company Counsel shall owe no duties directly to a Member. Notwithstanding any adversity that may develop, in the event any dispute or controversy arises between any Members and the Company, then each Member agrees that Company Counsel may represent either the Company or such Member in any such dispute or controversy to the extent permitted, and each Member hereby consents to such representation.

         19.2 COMPLETE AGREEMENT. This Agreement and the Articles constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements among the Members. To the extent that any provision of the Articles conflict with any provision of this Agreement, the Articles shall control.

         19.3 BINDING EFFECT. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

         19.4 INTERPRETATION. All pronouns shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the interpretation of any provision of this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or his or her counsel.

         19.5 SEVERABILITY. If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid shall not be affected thereby.

         19.6 NOTICES. Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing (which may include facsimile) and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member at the address specified in Exhibit A hereto. Any party may, at any time by giving five (5) days' prior written notice to the other Members, designate any other address in substitution of the foregoing address to which such notice will be given.

         19.7 AMENDMENTS. All amendments to this Agreement will be in writing and signed by all of the Members.

         19.8 MULTIPLE COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

         (a) ATTORNEY FEES. In the event that any dispute between the Company and the Members or among the Members should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment. Any judgment or order entered in such action shall contain a specific provision providing for the recovery of attorney fees and costs incurred in enforcing such judgment and an award of prejudgment interest from the date of the breach at the maximum rate allowed by law. For the purposes of this Section: attorney fees shall include, without limitation, fees incurred in the following:
(1) postjudgment motions; (2) contempt proceedings; (3) garnishment, levy, and debtor and third party examinations; (4) discovery; and (5) bankruptcy litigation and prevailing party shall mean the party who is determined in the proceeding to have prevailed or who prevails by dismissal, default or otherwise.

         19.9 REMEDIES CUMULATIVE. The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.


        IN WITNESS WHEREOF, the sole Member of BEACON OCEAN, LLC, A Delaware Limited Liability Company, has executed this Agreement, effective as of the date written above.

                                             MEMBER:


                                             /S/ BRAD WEBER
                                             --------------------------------
                                             Brad Weber

                                    EXHIBIT A
                                    ---------


                  CAPITAL CONTRIBUTION AND ADDRESSES OF MEMBERS

                                      AS OF

                                OCTOBER 22, 1999


                    Member's Capital                    Member's
MEMBER'S NAME       MEMBER'S ADDRESS         CONTRIBUTION        MEMBERSHIP
-------------       ----------------         ------------        ----------
                                                                  INTEREST

Brad Weber          1,346,122 shares of New       100%
                    Frontier Media, Inc., a
                    Colorado corporation.

                                    EXHIBIT B
                                    ---------


                                   INVESTMENTS

                                      AS OF

                                OCTOBER 22, 1999



1. 1,346,122 shares of New Frontier Media, Inc., a Colorado corporation.

EXHIBIT 3

                            RESPONSE TELEMEDIA, INC.

                             CONTRIBUTION AGREEMENT
                             ----------------------

         This Contribution Agreement (the "AGREEMENT") is made as of November 23, 1999 by and among Response Telemedia, Inc., a California corporation (the "COMPANY"), Edward Bonn ("BONN") and Bradley Alan Weber ("WEBER"). Weber and Bonn are sometimes collectively referred to as the "Purchasers."

         1. CONTRIBUTION OF STOCK. In consideration for the issuance of the Company Shares to Bonn and Weber in accordance with the provisions of Section 2 below, Bonn agrees to transfer, assign and convey to the Company all of his right title and interest in and to Six Hundred Thirteen Thousand Nine Hundred (613,900) shares of New Frontier Media, Inc. ("NOOF"), and Weber agrees to transfer, assign and convey to the Company all of his right title and interest in and to Two Hundred Sixty Three Thousand One Hundred (263,100) shares of NOOF.

         2. ISSUANCE OF STOCK. Subject to the terms and conditions of this Agreement, on the Exchange Date (as defined below) the Company will issue to each of Bonn and Weber, and each of Bonn and Weber agrees to acquire from the Company, 750 and 50 shares of the Company's Common Stock (the "COMPANY SHARES"), respectively. Immediately following the transfer, the Purchasers shall collectively own all the issued and outstanding Company Shares. The contribution of the NOOF Company Shares in exchange for the Company Shares is designed to be tax-free under Section 351 of the Internal Revenue Code of 1986, as amended.

         The term "Company Shares" refers to the purchased Company Shares and all securities received in replacement of or in connection with the Company Shares pursuant to stock dividends or splits, all securities received in replacement of the Company Shares in a recapitalization, merger, reorganization, exchange or the like, and all new, substituted or additional securities or other properties to which a Purchaser is entitled by reason of the Purchaser's ownership of the Company Shares.

         The purchase and exchange of the Company Shares under this Agreement shall occur at the principal office of the Company simultaneously with the execution of this Agreement by the parties or on such other date as the Company and the Purchasers shall agree (the "EXCHANGE DATE"). On the Exchange Date, the Company will deliver to each of Bonn and Weber a certificate representing the Company Shares to be purchased by the Purchaser (which shall be issued in Purchaser's name) in exchange for the transfer of the NOOF shares which shall be assigned as set forth in the Assignment Separate From Certificate attached to this Agreement as EXHIBIT A.

         3. LIMITATIONS ON TRANSFER. In addition to any other limitation on transfer created by applicable securities laws, Weber shall not assign, encumber or dispose of any interest in the Company except in compliance with the provisions below and applicable securities laws.

                  (a) REPURCHASE OPTIONS.

                           (i) In the event of the voluntary or involuntary
termination of Weber's employment or consulting relationship with the Company for any reason (including death or disability), with or without cause, the Company shall upon the date of such termination (the "TERMINATION DATE") have an irrevocable, exclusive option (the "REPURCHASE OPTION") to repurchase all or any portion of the Company Shares held by Weber as of the Termination Date for an amount equal to the total number of such Company Shares elected to be acquired by the Company multiplied by the value of a Company Share as determined under this Section 3(a)(i). The value of a Company Share being valued under this
Section 3(a)(i) shall be equal to the total Book Value of the Company as determined under this Section 3(a)(i), divided by the total number of Company Shares outstanding at the applicable determination date, determined on a fully diluted basis (e.g., assume that all options outstanding to acquire Company Shares and debt or preferred stock convertible into Company Shares are so converted or exercised). For purposes of this Section 3(a)(i), the term "Book Value" shall mean the book value of the Company as reflected on its books and records prepared by its accountant in accordance with its method of accounting and generally accepted accounting principles consistently applied by the Company without regard for the Company's goodwill and going concern value as of the end of the month preceding the month in which the event giving rise to the determination of Book Value occurs.

                           (ii) The Repurchase Option shall be exercised by the
Company by written notice at any time during the one hundred eighty (180) day period following the Termination Date to Weber or Weber's executor and, at the Company's option, (A) by delivery to Weber or Weber's executor with such notice of a check in the amount of the purchase price for the Company Shares being purchased, or (B) in the event Weber is indebted to the Company, by cancellation by the Company of an amount of such indebtedness equal to the purchase price for the Company Shares being repurchased, or (C) by a combination of (A) and (B) so that the combined payment and cancellation of indebtedness equals such purchase price. Upon delivery of such notice and payment of the purchase price in any of the ways described above, the Company shall become the legal and beneficial owner of the Company Shares being repurchased and all rights and interest therein or related thereto, and the Company shall have the right to transfer to its own name the number of Company Shares being repurchased by the Company, without further action by Weber.

                  (b) RIGHT OF FIRST REFUSAL. Before any Company Shares held by Weber or any transferee of Weber (either being sometimes referred to herein as the "HOLDER") may be sold or otherwise transferred (including transfer by gift or operation of law), the Company or its assignee(s) shall have a right of first refusal to purchase the Company Shares on the terms and conditions set forth in this Section 3(b) (the "RIGHT OF FIRST REFUSAL").

                           (i) NOTICE OF PROPOSED TRANSFER. The Holder of the
Company Shares shall deliver to the Company a written notice (the "NOTICE") stating: (A) the Holder's bona fide intention to sell or otherwise transfer such Company Shares; (B) the name of each proposed purchaser or other transferee ("PROPOSED TRANSFEREE"); (C) the number of Company Shares to be transferred to each Proposed Transferee; and (D) the terms and conditions of each proposed sale or transfer. The Holder shall offer the Company Shares at the same price (the "OFFERED PRICE") and upon the same terms (or terms as similar as reasonably possible) to the Company or its assignee(s).

                           (ii) EXERCISE OF RIGHT OF FIRST REFUSAL. At any time
within 60 days after receipt of the Notice, the Company and/or its assignee(s) may, by giving written notice to the Holder, elect to purchase all, but not less than all, of the Company Shares proposed to be transferred to any one or more of the Proposed Transferees, at the purchase price determined in accordance with subsection (iii) below.

                           (iii) PURCHASE PRICE. The purchase price ("PURCHASE
PRICE") for the Company Shares purchased by the Company or its assignee(s) under this Section 3(b) shall be the Offered Price. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board of Directors of the Company in good faith.

                           (iv) PAYMENT. Payment of the Purchase Price shall be
made, at the option of the Company or its assignee(s), in cash (by check), by cancellation of all or a portion of any outstanding indebtedness of the Holder to the Company (or, in the case of repurchase by an assignee, to the assignee), or by any combination thereof within 60 days after receipt of the Notice or in the manner and at the times set forth in the Notice.

                           (v) HOLDER'S RIGHT TO TRANSFER. If all of the Company
Shares proposed in the Notice to be transferred to a given Proposed Transferee are not purchased by the Company and/or its assignee(s) as provided in this
Section 3(b), then the Holder may sell or otherwise transfer such Company Shares to that Proposed Transferee at the Offered Price or at a higher price, provided that such sale or other transfer is consummated within 90 days after the date of the Notice and provided further that any such sale or other transfer is effected in accordance with any applicable securities laws and the Proposed Transferee agrees in writing that the provisions of this Section 3 shall continue to apply to the Company Shares in the hands of such Proposed Transferee. If the Company Shares described in the Notice are not transferred to the Proposed Transferee within such period, or if the Holder proposes to change the price or other terms to make them more favorable to the Proposed Transferee, a new Notice shall be given to the Company, and the Company and/or its assignees shall again be offered the Right of First Refusal before any Company Shares held by the Holder may be sold or otherwise transferred.

                           (vi) EXCEPTION FOR CERTAIN FAMILY TRANSFERS. Anything
to the contrary contained in this Section 3(b) notwithstanding, the transfer of any or all of the Company Shares during Weber's lifetime or on Weber's death by will or intestacy to Weber's Immediate Family or a trust for the benefit of Weber or Weber's Immediate Family shall be exempt from the provisions of this
Section 3(b). "IMMEDIATE FAMILY" as used herein shall mean spouse, lineal descendant or antecedent, father, mother, brother or sister. In such case, the transferee or other recipient shall receive and hold the Company Shares so transferred subject to the provisions of this Section, and there shall be no further transfer of such Company Shares except in accordance with the terms of this Section 3.

                  (c) INVOLUNTARY TRANSFER.

                           (i) COMPANY'S RIGHT TO PURCHASE UPON INVOLUNTARY
TRANSFER. In the event, at any time after the date of this Agreement, of any transfer by operation of law or other involuntary transfer (including divorce or death, but excluding in the event of death a transfer to Immediate Family as set forth in Section 3(b)(vi) above) of all or a portion of the Company Shares by the record holder thereof, the Company shall have the right to purchase all of the Company Shares transferred at fair market value of the Company Shares on the date of transfer. Upon such a transfer, the person acquiring the Company Shares shall promptly notify the Secretary of the Company of such transfer. The right to purchase such Company Shares shall be provided to the Company for a period of 30 days following receipt by the Company of written notice by the person acquiring the Company Shares.

                           (ii) PRICE FOR INVOLUNTARY TRANSFER. With respect to
any stock to be transferred pursuant to Section 3(c)(i), the price per Share shall be a price set by the Board of Directors of the Company that will reflect the current value of the stock in terms of present earnings and future prospects of the Company. The Company shall notify Weber or his or her executor of the price so determined within 30 days after receipt by it of written notice of the transfer or proposed transfer of Company Shares. However, if Weber does not agree with the valuation as determined by the Board of Directors of the Company, Weber shall be entitled to have the valuation determined by an independent appraiser to be mutually agreed upon by the Company and Weber and whose fees shall be borne equally by the Company and Weber.

                  (d) BRING-ALONG RIGHTS.

                           (i) TERMS AND CONDITIONS. In the event that the Bonn
and/or his Successor(s)-In-Interest propose to sell at least fifty one (51%) of the Company Shares in a bona fide transaction to a third party unaffiliated with the Company or Bonn, then Born may (but need not) cause Weber and his Successor(s)-In-Interest (the "Minority Shareholders") to transfer all or any portion of their Company Shares to such third party on the same terms and conditions.

                           (ii) NOTICE. In the event Bonn and/or his
Successor(s)-In-Interest elect to cause the Minority Shareholders to sell all or a portion of their Company Shares in accordance with Section 3(d) hereof, Bonn and/or his Successor(s)-In-Interest shall send to the Minority Shareholders written notice ("Notice of Intention"). Any such Notice of Intention shall describe the proposed transaction and shall designate the number of Company Shares to be sold, the number of the certificate or certificates evidencing said shares, the price per share and the terms and conditions of the proposed sale, and the person (and relationship of such person to Bonn) to whom the shares are to be sold and other relevant terms and conditions of the proposed transfer. Said Notice of Intention shall also include the election of Bonn and/or his Successors-In-Interest of their exercise of the bring-along rights described in
Section 3.1 hereof.

                  (e) ASSIGNMENT. The right of the Company to purchase any part of the Company Shares may be assigned in whole or in part to any stockholder or stockholders of the Company or other persons or organizations.

                  (f) RESTRICTIONS BINDING ON TRANSFEREES. All transferees of Company Shares or any interest therein will receive and hold such Company Shares or interest subject to the provisions of this Agreement. Any sale or transfer of the Company Shares shall be void unless the provisions of this Agreement are satisfied.

                  (g) TERMINATION OF RIGHTS. The Right of First Refusal and the Company's right to repurchase the Company Shares in the event of an involuntary transfer pursuant to Section 3(c) above shall terminate upon the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "SECURITIES ACT").

                  (h) MARKET STANDOFF AGREEMENT. In connection with the initial public offering of the Company's securities and upon request of the Company or the underwriters managing such offering of the Company's securities, Weber agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the Company's initial public offering.

         4. INVESTMENT AND TAXATION REPRESENTATIONS. In connection with the purchase of the Company Shares, each Purchaser represents to the Company the following:

                  (a) Each Purchaser is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Company Shares. Each Purchaser is purchasing the Company Shares for investment for his or her own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act.

                  (b) Each Purchaser understands that the Company Shares have not been registered under the Securities Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Purchaser's investment intent as expressed herein.

                  (c) Each Purchaser understands that the Company Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Purchaser must hold the Company Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Each Purchaser acknowledges that the Company has no obligation to register or qualify the Company Shares for resale. Each Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Company Shares, and requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

                  (d) Each Purchaser understands that Purchaser may suffer adverse tax consequences as a result of the Purchaser's purchase or disposition of the Company Shares. Each Purchaser represents that the Purchaser has consulted any tax consultants Purchaser deems advisable in connection with the purchase or disposition of the Company Shares and that each Purchaser is not relying on the Company for any tax advice.

         6. RESTRICTIVE LEGENDS AND STOP-TRANSFER ORDERS.

                  (a) LEGENDS. The certificate or certificates representing the Company Shares shall bear the following legends (as well as any legends required by applicable state and federal corporate and securities laws):

                           (i) THE COMPANY SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

                           (ii) THE COMPANY SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

                           (iii) Any legend required to be placed thereon by the California Commissioner of Corporations.

                  (b) STOP-TRANSFER NOTICES. Each Purchaser agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

                  (c) REFUSAL TO TRANSFER. The Company shall not be required (i) to transfer on its books any Company Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Company Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Company Shares shall have been so transferred.

                  (d) REMOVAL OF LEGEND. When all of the following events have occurred, the Company Shares then held by Purchaser will no longer be subject to the legend referred to in

Section 6(a)(ii): (i) the termination of the Right of First Refusal; (ii) the expiration or termination of the market standoff provisions of Section 3(h) (and of any agreement entered pursuant to Section 3(h)); and (iii) the expiration or exercise in full of the Repurchase Option. After such time, and upon Purchaser's request, a new certificate or certificates representing the Company Shares not repurchased shall be issued without the legend referred to in Section 6(a)(ii), and delivered to Purchaser.

         7. NO EMPLOYMENT RIGHTS. Nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company, or a parent or subsidiary of the Company, to terminate Purchaser's employment or consulting relationship, for any reason, with or without cause.

         8. MISCELLANEOUS.

                  (a) GOVERNING LAW. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law.

                  (b) ENTIRE AGREEMENT; ENFORCEMENT OF RIGHTS. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. The failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.

                  (c) SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then
(i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and
(iii) the balance of the Agreement shall be enforceable in accordance with its terms.

                  (d) CONSTRUCTION. This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties-hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto.

                  (e) NOTICES. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient when delivered personally or sent by telegram or fax or 48 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the party to be notified at such party's address or fax number as set forth below or as subsequently modified by written notice.

                  (f) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

                  (g) SUCCESSORS AND ASSIGNS. The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by the Company's successors and assigns. The rights and obligations of Purchaser under this Agreement may only be assigned with the prior written consent of the Company.

                  (h) CALIFORNIA CORPORATE SECURITIES LAW. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF THE SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO THE QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

         The parties have executed this Agreement as of the date first set forth above.

                                    Response Telemedia, Inc.

                                    By:    /S/ EDWARD J. BONN
                                           ---------------------------------
                                    Title: President
                                           ---------------------------------

         PURCHASER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS AGREEMENT SHALL CONFER UPON PURCHASER ANY RIGHT WITH RESPECT TO CONTINUATION OF SUCH EMPLOYMENT OR CONSULTING RELATIONSHIP WITH THE COMPANY, NOR SHALL IT INTERFERE IN ANY WAY WITH PURCHASER'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE PURCHASER'S EMPLOYMENT OR CONSULTING RELATIONSHIP AT ANY TIME, WITH OR WITHOUT CAUSE.

                                    PURCHASER:

                                    EDWARD J. BONN

                                    /S/ EDWARD J. BONN
                                    ----------------------------------------
                                    (Signature)


                                    PURCHASER:

                                    BRADLEY ALAN WEBER

                                    /S/ BRADLEY ALAN WEBER
                                    ----------------------------------------
                                    (Signature)

                      ASSIGNMENT SEPARATE FROM CERTIFICATE
                      ------------------------------------


         FOR VALUE RECEIVED and pursuant to that certain Contribution Agreement among Edward J. Bonn, Bradley Alan Weber and Response Telemedia, Inc. (the "COMPANY") dated November 23, 1999 (the "AGREEMENT"), Edward S. Bonn hereby assigns and transfers unto the Company Six Hundred Thirteen Thousand Nine Hundred (613,900) shares of the Common Stock of New Frontier Media, Inc. ("NOOF") standing in Edward J. Bonn's name on the NOOF'S books and represented by Certificate No. _____, and does hereby irrevocably constitute and appoint ______________________ to transfer said stock on the books of NOOF with full power of substitution in the premises. THIS ASSIGNMENT MAY ONLY BE USED AS AUTHORIZED BY THE AGREEMENT AND THE EXHIBITS THERETO.

Dated: 11/23/99
       --------


                                    Signature:


                                    /S/ EDWARD J. BONN
                                    ----------------------------------------
                                    Edward J. Bonn




                      ASSIGNMENT SEPARATE FROM CERTIFICATE
                      ------------------------------------


         FOR VALUE RECEIVED and pursuant to that certain Contribution Agreement among Edward J. Bonn, Bradley Alan Weber and Response Telemedia, Inc. (the "COMPANY") dated November 23, 1999 (the "AGREEMENT"), Bradley Alan Weber hereby assigns and transfers unto the Company Two Hundred Sixty-Three Thousand One Hundred (263,100) shares of the Common Stock of New Frontier Media, Inc. ("NOOF") standing in Bradley Alan Weber's name on the NOOF's books and represented by Certificate No. _____, and does hereby irrevocably constitute and appoint ______________________ to transfer said stock on the books of NOOF with full power of substitution in the premises. THIS ASSIGNMENT MAY ONLY BE USED AS AUTHORIZED BY THE AGREEMENT AND THE EXHIBITS THERETO.

Dated: 11/23/99
       --------


                                    Signature:


                                    /S/ BRADLEY ALAN WEBER
                                    ----------------------------------------
                                    Bradley Alan Weber

                                                           SECRETARY OF STATE
                                                        DIVISION OF CORPORATIONS
                                                       FILED 09:00 AM 10/22/1999
                                                          991449422 - 3114882


                                STATE OF DELAWARE
                            LIMITED LIABILITY COMPANY
                            CERTIFICATE OF FORMATION


o        First: The name of the limited liability company is BEACON OCEAN, LLC


o Second: The address of its registered office in the State of Delaware is 15 EAST NORTH STREET in the City of DOVER.

         The name of its Registered agent at such address is PARACORP INCORPORATED.


o Third: (USE THIS PARAGRAPH ONLY IF THE COMPANY IS TO HAVE A SPECIFIC EFFECTIVE DATE OF THE DISSOLUTION.) "The latest date on which the limited liability company is to dissolve is ____________________."

o        Fourth: (INSERT ANY OTHER MATTERS THE MEMBERS DETERMINE TO INCLUDE
         HEREIN.)

         _______________________________________________________________________

         _______________________________________________________________________

         _______________________________________________________________________

         _______________________________________________________________________

         _______________________________________________________________________

         _______________________________________________________________________

         _______________________________________________________________________


In Witness Whereof, the undersigned have executed this Certificate of Formation of BEACON OCEAN, LLC this 21ST day of OCTOBER, 1999.


                                    BY: /S/ SAMUEL ISRAEL
                                        ----------------------------------------
                                                Authorized Person(s)

                                    NAME:  Samuel Israel
                                         ---------------------------------------
                                                   Type or Print

--------------------------------------------------------------------------------

         THE MEMBERSHIP INTERESTS ACQUIRED PURSUANT TO THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS THEY HAVE BEEN REGISTERED UNDER SAID ACT OR UNLESS REGISTRATION UNDER SAID ACT IS NOT REQUIRED. THERE ARE SUBSTANTIAL RESTRICTIONS ON TRANSFER CONTAINED IN THIS LLC OPERATING AGREEMENT.

--------------------------------------------------------------------------------



                  LIMITED LIABILITY COMPANY OPERATING AGREEMENT

                                       OF

                                BEACON OCEAN, LLC

                      a Delaware limited liability company

                          Dated as of October 22, 1999

                               BEACON OCEAN, LLC

                  LIMITED LIABILITY COMPANY OPERATING AGREEMENT


         This Limited Liability Company Operating Agreement (the "Agreement") is dated and effective as of October 22, 1999, by Brad Weber ("Member"), as the sole member of the Company, and shall govern the relationship among the Members and Managers of the Company, pursuant to the Act and the Articles of Organization, as either may be amended from time to time.

         A. The Member has caused to be filed the Certificate of Formation (the "Articles") for BEACON OCEAN, LLC (the "Company"), a limited liability company under the laws of Delaware.

         B. The Member desires to form a limited liability company under the Delaware Limited Liability Company Act (the "Act").

         C. The Member enters into this Operating Agreement in order to form and provide for the governance of the Company and the conduct of the business and to specify their relative rights and obligations.

         NOW, THEREFORE, the Member, by this Agreement, sets forth the operating agreement for the Company upon the terms and subject to the conditions of this Agreement.

                                    ARTICLE I
                             ORGANIZATIONAL MATTERS


         1.1 NAME. The name of the Company shall be "BEACON OCEAN, LLC." The Company may conduct business under that name or any other name approved by the Members.

         1.2 TERM. The term of the Company commenced as of the date of the filing of the Articles with the Delaware Secretary of State and shall continue indefinitely, unless terminated under Section 8.1.

         1.3 OFFICE AND AGENT. The Company shall continuously maintain a registered agent in Delaware as required by the Act. The principal office of the Company shall currently be at 15303 Ventura Boulevard, Suite 675, Sherman Oaks, California, 91403, or may be where the Manager may later designate or as the business of the Company may require. The registered office of the Company in Delaware is 15 East North Street, Dover, Delaware, and the registered agent shall be Paracorp Incorporated or as otherwise determined by the Manager.

         1.4 BUSINESS OF THE COMPANY. The Company may carry on any lawful business, purpose or activity, other than the business of granting policies of insurance, or assuming insurance risks or banking. The Company shall possess and may exercise all the powers and privileges granted to limited liability companies under Chapter 18 of the Delaware Corporations Law.

         1.5 LIMITED LIABILITY COMPANY. The Members intend the Company to be a limited liability company under the Act. Neither the Manager nor any Member shall take any action inconsistent with the express intent of the parties to this Agreement.

         1.6 INITIAL MEMBER. The name and address of the initial and sole Member of the Company is Brad Weber.

         1.7 MANAGER. Brad Weber shall be the sole Manager of the Company. The business address of Brad Weber is 15303 Ventura Boulevard, Suite 675, Sherman Oaks, California, 91403.

         1.8 GENERAL PURPOSE. The purpose of the Company is to make a profit, increase wealth, and provide a means for beneficiaries of the Trust and the family members of the beneficiaries of the Trust (the "Family") to become knowledgeable of, manage, and preserve family assets ("Family Assets"). Initially the Company will invest solely in shares of New Frontier Media, Inc., a Colorado corporation. In addition, the Company will accomplish the following:

                  (a) provide resolution of any disputes which may arise among the Family in order to preserve family harmony and avoid the expense and problems of litigation;

                  (b) maintain control of Family Assets;

                  (c) consolidate fractional interests in Family Assets;

                  (d) increase Family wealth;

                  (e) establish a method by which annual gifts can be made without fractionalizing Family Assets;

                  (f) continue the ownership of Family Assets and restrict the right of non-Family to acquire interests in Family Assets;

                  (g) provide protection to Family Assets from claims of future creditors against Family members;

                  (h) prevent the transfer of a Family member's interest in the Company a result of a failed marriage;

                  (i) provide flexibility in business planning not available through trusts, corporations, or other business entities;

                  (j) facilitate the administration and reduce the cost associated with the disability or probate of the estate of Family members; and

                  (k) promote the Family's knowledge of and communication about Family Assets.

         1.9 DEFINITIONS. When used in this Agreement, the following terms shall have the meanings set forth below:

                  (a) CAPITAL ACCOUNT. "Capital Account" shall mean each Member's initial Capital Contribution. In addition, each Member's Capital Account shall be:

                           1. Increased by:

                                    (a) The amount of any additional Capital
Contributions by such Member, including the amount of Company liabilities assumed by such Member or secured by any Company property distributed by the Company to such Member;

                                    (b) The fair market value of any property
contributed by such Member to the Company (net of liabilities secured by such property which are considered to be assumed or taken "subject to" by the Company); and

                                    (c) Items of book income and gain which are
allocated to such Member; and

                           2. Decreased by:

                                    (d) The amount of cash distributed to such
Member by the Company, including the amount of liabilities of such Member assumed by the Company or secured by any property contributed by such Member to the Company;

                                    (e) The fair market value of any property
distributed by the Company to such Member (net of liabilities secured by such property which are considered to be assumed or taken "subject to" by such Member);

                                    (f) Items of expense described in Section
705(a)(2)(B) of the Code allocated to such Member; and

                                    (g) Items of book loss and deduction which
are allocated to such Member.

The foregoing provisions are intended to comply with Section 1.704-1(b) of the Regulations and shall be applied and interpreted accordingly. The Capital Accounts shall be adjusted in order to reflect allocations of depreciation, amortization, and gain and loss as computed for book purposes. Upon the Transfer of any Member's interest in the Company, the Capital Account of the transferor Member shall carry over to the transferee Member.

                  (b) CAPITAL CONTRIBUTION. "Capital Contribution" shall mean any money or property, or a promissory note or other binding obligation to contribute money or property, or to render services as permitted by law, which a Member contributes to the Company as capital in that Member's capacity as a Member pursuant to an agreement between the Members, including an agreement as to value.

                  (c) CASH RESERVES. "Cash Reserves" shall mean such amounts as maybe estimated by the Manager in its sole and absolute discretion, for payment of costs, expenses and liabilities incident to the business of the Company and for which the cash to make such payments will not, in the sole opinion of the Manager, be expected to be available to the Company at or about the time such payments are required to be made, and which therefore, in the sole opinion of the Manager, require that cash be set aside periodically to make such payments.

                  (d) CODE. "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

                  (e) COMPANY MINIMUM GAIN. "Company Minimum Gain" shall have the meaning set forth in the Regulations promulgated under Section 704(b) of the Code.

                  (f) DISTRIBUTABLE CASH. "Distributable Cash" shall mean for any period such portion of the cash in the Company's bank accounts that is available for distribution to the Members after provision has been made for Cash Reserves.

                  (g) FISCAL YEAR. "Fiscal Year" of the Company shall mean the calendar year.

                  (h) INVESTMENTS. "Investments" shall mean those investment assets or ventures described on Exhibit "B." Exhibit "B" may (but need not) be amended from time to time as necessary, as the Company acquires additional Investments.

                  (i) MANAGER. "Manager" shall mean Brad Weber, and any successor Manager(s) pursuant to the terms of this Agreement, or any other person or entity who has been admitted to the Company as a Manager in accordance with this Agreement, or a person or entity who has been admitted as a Manager pursuant to applicable law. The term Manager shall not include any person who has ceased to be a Manager in the Company.

                  (j) MEMBER. "Member" shall mean those individuals and/or entities Listed on Exhibit "A," or any other person or entity who has been admitted to the Company as either a Member in accordance with this Agreement, or an assignee of a Company interest in the Company who has become a Member pursuant to the terms of this Agreement.

                  (k) MEMBERSHIP INTEREST. "Membership Interest" shall mean the ownership interest and rights of a Member in the Company, including, without limitation, his, her or its right to a distributive share of the Net Profits and Net Losses, distributions, and the Property and Investments of the Company and the right to consent or approve.

                  (l) MEMBER NONRECOURSE DEDUCTIONS. "Member Nonrecourse Deductions" shall mean the Company deductions that are characterized as "Member nonrecourse deductions" pursuant to the Regulations promulgated under Section 704(b) of the Code.

                  (m) NET PROFITS AND NET LOSSES. "Net Profits" and "Net Losses" shall mean the net profits or net losses, respectively, of the Company as determined on the basis of the accounting method selected by the Manager at the close of the Company's Fiscal Year by the Company's accountants in accordance with federal income tax principles consistently applied, and as set forth on the information return filed by the Company for federal income tax purposes. Net Profits and Net Losses shall not include Nonrecourse Deductions or Member Nonrecourse Deductions.

                  (n) NONRECOURSE DEDUCTIONS. "Nonrecourse Deductions" shall mean the Company deductions that are characterized as "nonrecourse deductions" pursuant to the Regulations promulgated under Section 704(b) of the Code.

                  (o) PARTICIPATION PERCENTAGE. "Participation Percentage" of a Member shall mean that percentage, as adjusted from time to time pursuant to the terms of this Agreement, set forth opposite such Member's name on Exhibit "A" hereto. Exhibit "A" may (but need not) be amended from time to time as necessary, to reflect changes in the Members' respective Participation Percentages.

                  (p) PROPERTY OR PROPERTIES. "Property" or "Properties" shall mean one or more of the real properties to be acquired by the Company, if any.

                  (q) REGULATIONS. "Regulations" shall mean the Income Tax Regulations promulgated under the Code, including Temporary and Proposed Regulations, as such Regulations may be amended from time to time, including corresponding provisions of succeeding Regulations.

                  (r) TRANSFER. "Transfer" shall mean any encumbrance, gift, assignment, pledge, hypothecation, sale or other transfer of all or any portion of a Company interest.


                                   ARTICLE II
                              CAPITAL CONTRIBUTIONS

         2.1 CAPITAL CONTRIBUTIONS. On or before October 31, 1999, the Member shall contribute to the capital of the Company the Investments described on Exhibit B attached hereto.

         2.2 CAPITAL ACCOUNTS. The Company shall establish an individual capital account ("Capital Account") for each Member. The Company shall determine and maintain each Capital Account in accordance with Treasury Regulations Section 1 ..704-l(b)(2)(iv), and adjusted in accordance with the following provisions:

                  (a) ADJUSTMENT TO CAPITAL ACCOUNT ON CONTRIBUTION OF PROPERTY. If any additional Membership Interests are to be issued in consideration for a contribution of property or cash (other than A DE MINIMIS amount) or if any property or cash (other than a DE MINIMIS amount) is to be distributed in liquidation of the Company or a Membership Interest, the Capital Accounts of the Members and the fair market value of all property shall, immediately prior to such issuance or distribution, be adjusted (consistent with the provisions of Section 704(b) of the Code and the Regulations) upward or downward to reflect any unrealized gain or unrealized loss attributable to all such property (as if the unrealized gain or unrealized loss had been recognized upon actual sale of the property upon a liquidation of the Company immediately prior to issuance).

                  (b) ADJUSTMENT TO CAPITAL ACCOUNT ON TRANSFER. If all or any portion of a Membership Interest is transferred as a gift or deemed gift, the Capital Accounts of the Members and the fair market value of all property shall, immediately prior to such transfer, be adjusted upward or downward to reflect any unrealized gain or unrealized loss attributable to such Property in a manner similar to that set forth in Section 8.2.

                  (c) TRANSFEREE. Except as otherwise required by the Regulations under Code 704(b), in the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

                  (d) PROMISSORY NOTES. The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note shall not be included in the Capital Account of any person until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Treas. Reg. Section l.704-l(b)(2)(iv)(f).

                  (e) REVALUATION OF CAPITAL ACCOUNTS. Each Member's Capital Account shall be increased or decreased as necessary to reflect a revaluation of the Company's property in accordance with the requirements of Treas. Reg. Section l.704-1(b)(2)(iv)(f) and Treat Reg. Section 1.704-l(b)(2)(iv)(g), including the special rules under Treas. Reg. Section 1 .704-l(b)(4), as applicable. The provisions of this Agreement respecting the maintenance of Capital Accounts are intended to comply with Treas. Reg. Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with those Treas. Regs.

                  (f) DEFICIT RESTORATION. No Member will be required to restore a deficit in his Capital Account upon liquidation of the Company or the Member's Membership Interest.

         2.3 NO INTEREST. The Company shall not pay any interest on capital contributions.

         2.4 LIMITED LIABILITY. A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in the Act or in this Agreement.

         2.5 NO PRIORITY OF RETURN. In accordance with the provisions of Section 18-303 of the Act, no Member or Manager shall have priority over any other Member with respect to the return of a Capital Contribution, or distributions or allocations of income, gain, losses, deductions, credits, or items thereof.

         2.6 ADDITIONAL CAPITAL CONTRIBUTIONS.

                  (a) From time to time the Manager shall determine in its sole discretion reasonably exercised whether the Company requires additional capital from the Members. In making its determination, the Manager shall take into account, among other things, the Company's present and anticipated future cash flow from operations, the Company's present and anticipated Cash Reserves, the Company's anticipated expenditures for additional properties, capital improvements, major repairs and similar items and the Company's ability and desire to borrow at then prevailing rates and terms.

                  (b) If the Manager determines that additional capital is needed, the Manager shall send written notice (the "Request Notice") to each Member of the Member's capital requirements, including the total additional capital required, the amount of additional capital required from each Member, the time for contribution and any other information the Manager deems relevant.

The amount of additional capital required from each Manager shall bear the same ratio to the total additional capital required from all Members as each such Member's Participation Percentage bears to one hundred percent (100%). The time for contribution specified in the Request Notice shall be determined by the Manager in the Manager's sole discretion reasonably exercised, provided that such time is not less than fifteen (15) days nor more than sixty (60) days after the Request Notice is given.

                  (c) If any Member fails to make its required additional capital contribution on or before the date specified in the Request Notice, the Manager shall give written notice to the Members other than the Members that failed to make their required additional capital contributions (the "nondefaulting Members") of the total amount of required additional capital not contributed ("uncontributed capital"). Each nondefaulting Member shall notify the Manager in writing within ten (10) days from the giving of such written notice of the amount or portion, if any, of the uncontributed capital that the nondefaulting Member desires to contribute. Any nondefaulting Member who fails to respond within such ten (10) day period shall be treated as electing to contribute no portion of the uncontributed capital.

                  (d) If the nondefaulting Members in the aggregate indicate their desire to contribute an amount equal to the uncontributed capital, each such Member shall contribute the amount indicated by that Member in the Member's notice given to the Manager under Section 2.6(c). Such amounts shall be contributed by the nondefaulting Members at such time as may be specified by the Manager in its sole discretion reasonably exercised in written notice given to the nondefaulting Members, provided that such time is not less than fifteen (15) days or more than sixty (60) days after such written notice is given.

                  (e) If the nondefaulting Members in the aggregate indicate their desire to contribute an amount greater than the uncontributed capital, each such Member shall contribute an amount that bears the same ratio to the amount that Member desired to contribute as the uncontributed capital bears to the total amount desired to be contributed by all nondefaulting Members. Such amounts shall be contributed by the nondefaulting Members at such time as may be specified by the Manager in its sole discretion reasonably exercised in written notice given by the Manager to the nondefaulting Members, provided that such time is not less than fifteen (15) days or more than sixty (60) days after such written notice is given.

                  (f) If the nondefaulting Members in the aggregate indicate their desire to contribute an amount less than the uncontributed capital, the Manager shall give written notice to the nondefaulting Members of the amount of uncontributed capital remaining after subtracting the portion thereof that the nondefaulting Members have indicated a desire to contribute. With respect to such remaining uncontributed capital, the procedures in Sections 2.6(c) through 2.6(e) shall be followed until either (a) the nondefaulting Members in the aggregate have indicated their desire to contribute an amount equal to or greater than the uncontributed capital, or (b) no nondefaulting Member desires to contribute any additional portion of the uncontributed capital.

                  (g) If the nondefaulting Members contribute an amount equal to the uncontributed capital pursuant to either Section 2.6(d) or Section 2.6(e) above, then the Participation Percentages of certain Members shall be modified as set forth in this Section 2.6(g). The Participation Percentage of each Member that contributed less than the additional capital contribution required from that Member as set forth in the Request Notice shall be reduced by the product, expressed as

                  (g) If the nondefaulting Members contribute an amount equal to the uncontributed capital pursuant to either Section 2.6(d) or Section 2.6(e) above, then the Participation Percentages of certain Members shall be modified as set forth in this Section 2.6(g). The Participation Percentage of each Member that contributed less than the additional capital contribution required from that Member as set forth in the Request Notice shall be reduced by the product, expressed as a percentage, of (a) the quotient obtained by dividing (i) the excess of the additional capital required to be contributed by that Member over the additional capital actually contributed by that Member by (ii) the total Capital Contributions to the Company by all Members during the term of the Company, including all additional Capital Contributions under this Section 2.6, multiplied by (b) two (2). The Participation Percentage of each Member that contributed more than the additional capital required from that Member as set forth in the Request Notice shall be increased by the product, expressed as a percentage, of (a) the quotient obtained by dividing (i) the excess of the additional capital actually contributed by that Member over the additional capital required to be contributed by that Member, by (ii) the total Capital Contributions to the Company by all Members during the term of the Company, including all additional Capital Contributions under this Section 2.6, multiplied by (b) two (2). For this purpose, a transferee Member's Capital Contributions shall include all Capital Contributions (both initial and additional) made by a transferor Member with respect to that portion of the transferee Member's Company interest acquired by gift or other transfer from the transferor Member.

                  (h) If the nondefaulting Members contribute an amount less than the uncontributed capital, then each Member's Participation Percentage shall be modified as set forth in this Section 2.6(h):

                           (1) First, each Member's Participation Percentage
shall be equal to the quotient, expressed as a percentage, obtained by dividing
(a) each Member's total Capital Contributions (including all additional Capital Contributions made by that Member under this Section 2.6 by (b) the total Capital Contributions (including all additional Capital Contributions made under this Section 2.6) made by all Members. For this purpose, a transferee Member's Capital Contributions shall include all Capital Contributions (both initial and additional) made by a transferor Member with respect to that portion of the transferee Member's Company interest acquired by gift or other transfer from the transferor Member.

                           (2) The Participation Percentage (as computed under
Section 2.6(h) above) of each Member that contributed less than the additional capital contribution required from that Member as set forth in the Request Notice shall be reduced by the quotient, expressed as a percentage, obtained by dividing (a) the excess of the additional capital required to be contributed by that Member over the additional capital actually contributed by that Member, by
(b) the total Capital Contributions to the Company by all Members during the term of the Company, including all additional Capital Contributions made under this Section 2.6.

                           (3) The Participation Percentage (as computed under
Section 2.6(h) above) of each nondefaulting Member that contributed more than the additional capital contribution required from that Member as set forth in the Request Notice shall be increased by the quotient, expressed as a percentage, obtained by dividing (a) the excess of the additional capital actually contributed by that Member over the additional capital required to be contributed by that Member, by (b) the total

Capital Contributions to the Company by all Members during the term of the Company, including all additional Capital Contributions made under this Section 2.6.

                           (4) Next, the excess of the aggregate reductions in
Participation Percentages required by Section 2.6(h)(b) above over the aggregate increases in Participation Percentages required by Section 2.6(h)(iii) above shall be computed. The Participation Percentage of each Member (other than Members whose Participation Percentages were reduced under Section 2.6(h)(ii) above) shall be increased by the product, expressed as a percentage, obtained by multiplying (a) such excess, by (b) the quotient obtained by dividing (i) that Member's total Capital Contributions (including all additional Capital Contributions made by that Member under this Section 2.6), by (ii) the total Capital Contributions (including Capital Contributions made under this Section 2.6) by all Members other than Members whose Participation Percentages were reduced under Section 2.6(h)(ii) above. For this purpose, a transferee Member's Capital Contributions shall include all Capital Contributions (both initial and additional) made by a transferor Member with respect to that portion of the transferee Member's Company interest received by gift or other transfer from the transferor Member.

                  (i) If each Member contributes the exact amount of additional capital required to be contributed by that Member as set forth in the Request Notice, the Participation Percentages shall not be modified.

                  (j) All modifications to the Members' Participation Percentages required by Sections 2.6(e) and 2.6(f) shall be effective as of the first day of the month following the month in which the last portion of the additional Capital Contributions are received by the Company. Any such modifications to the Members' Participation Percentages shall have no effect on and shall not modify the Members' capital accounts.

                  (k) ANY REDUCTION IN A MEMBER'S PARTICIPATION PERCENTAGE PURSUANT TO SECTION 2.6 SHALL BE DEEMED TO BE IN THE NATURE OF LIQUIDATED DAMAGES. THE PARTIES AGREE THAT IT IS LIKELY TO BE IMPRACTICAL OR EXTREMELY DIFFICULT TO FIX ACTUAL DAMAGES IN THE EVENT ANY MEMBERS ELECT THE REMEDY PROVIDED IN SECTION 2.6(c) AS A RESULT OF A MEMBER'S FAILURE TO MAKE A REQUIRED CONTRIBUTION PURSUANT TO SECTION 2.6. FURTHER, THE PARTIES AGREE THAT IF ANY MEMBERS ELECT TO FOLLOW THE PROVISIONS OF SECTION 2.6(g) AND 2.6(h), THE REDUCTION OF A MEMBER'S PARTICIPATION PERCENTAGE AND INCREASE OF A MEMBER'S PARTICIPATION PERCENTAGE AS DESCRIBED IN SECTION 2.6 SHALL BE DEEMED TO CONSTITUTE LIQUIDATED DAMAGES TO THE MEMBERS FOR THE FAILURE OF ONE OR MORE MEMBERS TO MAKE THE REQUIRED CONTRIBUTIONS. THE PARTIES EXPRESSLY AGREE TO THE ABOVE-DESCRIBED LIQUIDATED DAMAGES PROVISION.

         2.7 USE OF CAPITAL CONTRIBUTIONS. Except as otherwise provided herein, the cash portion of the Capital Contributions of each Member shall be deposited in a checking, savings and/or money market or similar account, to be established and maintained in the name of the Company, or invested in government securities or certificates of deposit issued by any bank. Thereafter, such amounts shall be utilized for the conduct of the Company business pursuant to the terms of this Agreement.

         2.8 ROLE OF MEMBERS. Except as may otherwise be provided in this Agreement, no Member shall, in the capacity of a Member, take part in or interfere in any manner with the conduct or control of the business of the Company, or have any right or authority to act for or on behalf of the Company.

         2.9 RETURN OF CAPITAL. Except as otherwise provided in this Agreement, no Member shall have the right to withdraw or reduce such Member's Capital Contribution or to receive any distributions, except as a result of dissolution. No Member shall have the right to demand or receive property other than cash in return for such Member's Capital Contributions.

         2.10 LOANS BY A MEMBER. Loans by a Member to the Company shall not be considered Capital Contributions for purposes of this Agreement, increase such Member's Capital Account or entitle such Member to any greater share of the Net Profits, Net Losses or distributions of the Company than such Member is otherwise entitled to under this Agreement. The interest rate and payment terms on loans by a Member to the Company shall be at least as favorable as those generally charged by third party lenders to the Company at the time the loan is made.

         2.11 GIFT. All or any part of one or more of the Capital Contributions of the Members may be made by one or more of the other Members on behalf of such Member as a gift.


                                   ARTICLE Ill
                                     MEMBERS

         3.1 ADMISSION OF ADDITIONAL MEMBERS. Additional Members may be admitted with the approval of all Members and the Manager. Additional Members shall not participate in the management, but shall participate in the "Net Profits", "Net Losses" (as such terms are defined in Section 1.9), and distributions of the Company on such terms as are determined by the Members. Exhibit A shall be amended upon the admission of an additional Member to set forth such Member's name and capital contribution.

         3.2 WITHDRAWALS OR RESIGNATIONS. No Member may withdraw, retire or resign as a Member from the Company.

         3.3 PAYMENTS TO MEMBERS. Except as specified in this Agreement or pursuant to a transaction permitted by Section 4.7, no Member or person or entity controlled by, controlling or under common control with the Member (each such person or entity is defined as an "Affiliate"), is entitled to remuneration for services rendered or goods provided to the Company. However, the Company shall reimburse the Members and their Affiliates for organizations] expenses (including, without limitation, legal and accounting fees and costs) incurred to form the Company, prepare the Articles and this Agreement and, as approved by the Members, for the actual cost of goods and materials used by the Company.

                                   ARTICLE IV
                      MANAGEMENT AND CONTROL OF THE COMPANY

         4.1 MANAGEMENT. The business of the Company shall be managed solely by the Manager named in Article I, Section 1.7, or a successor Manager selected in the manner provided in this Article IV hereof, Section 4.3. Except as otherwise set forth in this Agreement, all decisions concerning the management of the Company's business shall be made by the Manager. The Members shall have no power to bind the Company.

         4.2 TERM OF MANAGER. The Manager shall serve until the earlier of (i) the Manager's resignation, death or total disability; (ii) the Manager's removal by all of the Members; and (iii) the expiration of the Manager's term as Manager, if a term has been designated by all of the Members. A new Manager shall be appointed by the unanimous consent of all Members on the occurrence of any of the foregoing events.

         4.3 APPOINTMENT AND REMOVAL OF MANAGERS. Each Manager shall be appointed by a the unanimous consent of all Members for (a) a term expiring with the appointment of a successor, or (b) a term expiring at a definite time specified by the unanimous consent of all Members in connection with such an appointment. A Manager may be removed with or without cause at any time by action of the unanimous consent of all Members.

         4.4 DUTIES OF MANAGER. The Manager shall have the powers and duties described in Section 4.1 hereof and such other powers and duties as maybe prescribed in this Agreement or by the Members. Notwithstanding the foregoing, the Manager shall not take any of the following actions on behalf of the Company unless all of the Members have consented to the taking of such action;

                  (a) The merger of the Company with another limited liability company or corporation, general Company, limited Company or other entity.

                  (b) An alteration of the authorized businesses of the Company as set forth in Section 1.4.

                  (c) Any act which would make it impossible to carry on the ordinary business of the Company.

                  (d) The confession of a judgment against the Company.

                  (e) Any other transaction described in this Agreement as requiring the approval, consent or vote of the Members.

                  (f) The dissolution of the Company.

                  (g) The filing of a petition in bankruptcy or the entering into of an arrangement among creditors.

         4.5 TAX MATTERS PARTNER. The Manager shall be the designated Tax Matters Partner of the Company, as that term is defined in the Code.

         4.6 TIME DEVOTED TO THE COMPANY. It is acknowledged that the Manager has other business interests to which the Manager devotes part of the Manager's time. The Manager shall devote such time to the conduct of the business of the Company as the Manager, in the Manager's own good faith and discretion, deems necessary.

         4.7 COMPENSATION OF MANAGER. A Manager will be entitled to a reasonable annual compensation for services rendered to the Company, reasonable compensation to be measured by the time required in the administration of the Company, the value of property under the Manager's administration, and the responsibilities assumed in the discharge of the duties of office and shall comply with Section 704(e) of the Code, if applicable. This compensation shall be a guaranteed payment. The Manager will be entitled to reimbursement of all reasonable and necessary business expenses incurred in the administration of the Company. If the cash flow of the Company is insufficient to pay the compensation, the unpaid portion of the compensation may be deferred and bear interest at the greatest amount permitted under law. Payments to the Manager for services rendered to the Company will not be a return on invested capital, but will be paid as compensation for services rendered.

         4.8 OTHER OFFICERS. The Company may, at the discretion of the Members, have additional Officers including, without limitation, a Secretary and Treasurer. These offices may, but need not, be held by the Manager. One person may hold two or more offices. When the incumbent of an office is unable to perform the duties thereof, or when there is not incumbent of an office, the duties of the office shall be performed by the Manager.

         4.9 TITLE TO ASSETS. The Manager shall cause all assets of the Company, whether real or personal, to be held in the name of the Company.

         4.10 BANKING. All fluids of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at such locations as shall be determined by the Manager. Withdrawal from such accounts shall require only the signature of the Manager or such other person or persons as the Manager may designate.

         4.11 MEMBER APPROVAL. No annual or regular meetings of the Members are required to be held. However, if such meetings are held, such meetings shall be noticed, held and conducted pursuant to the Act or as the Manager shall determine. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Act or as the Manager shall determine. Unless otherwise provided in this Agreement, approval of the Members shall mean the approval of Members who hold a majority of the membership interests. Any action required to be taken at a meeting of the Members, or any other action which may be taken at a meeting of the Members, may be taken without a meeting if a consent in writing, setting for the action so taken, shall be signed by all the Members entitled to vote with respect to the subject matter thereof. Members of the Company may participate in any meeting of the Members by means of conference telephone or similar communication if all persons participating in such meeting can hear one another for the entire discussion of the matters to be voted upon. Participating in a meeting pursuant to this section shall constitute presence in person at such meeting.

         4.12 COMPETING ACTIVITIES. The Members and their Affiliates may engage or invest in any activity, including without limitation those that might be in direct or indirect competition with the Company. Neither the Company nor any Member shall have any right in or to such other activities or to the income or proceeds derived therefrom. No Member shall be obligated to present any investment opportunity to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. Each Member shall have the right to hold any investment opportunity for his or her own account or to recommend such opportunity to persons other than the Company. The Members acknowledge that certain Members and their Affiliates own and/or manage other businesses, including businesses that may compete with the Company and for the Members' time. Each Member hereby waives any and all rights and claims which he or she may otherwise have against the other Members and their Affiliates as a result of any of such activities.

         4.13 TRANSACTIONS BETWEEN THE COMPANY AND THE MEMBERS. Notwithstanding that it may constitute a conflict of interest, the Members and their Affiliates may engage in any transaction with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons capable of similarly performing them or if Members holding a majority of the membership interests held by the Members having no interest in such transaction (other than their interests as Members) approve the transaction in writing.


                                    ARTICLE V
           ALLOCATIONS OF NET PROFITS AND NET LOSSES AND DISTRIBUTIONS

         5.1 ALLOCATION OF NET PROFITS. Net Profits for each Fiscal Year shall be allocated to the Members in accordance with their respective Participation Percentages.

         5.2 ALLOCATION OF NET LOSSES. Net Losses for each Fiscal Year shall be allocated to the Members in accordance with their respective Participation Percentages.

         5.3 ALLOCATION OF NONRECOURSE DEDUCTIONS. Nonrecourse Deductions for each Fiscal Year shall be allocated to the Members in accordance with their respective Participation Percentages.

         5.4 ALLOCATION OF MEMBER NONRECOURSE DEDUCTION. After application of Sections 5.1 through 5.3 hereof, Member Nonrecourse Deductions for each Fiscal Year shall be allocated among the Members as required by the Regulations promulgated under Section 704(b) of the Code.

         5.5 ALLOCATION OF TAX CREDITS. Except as may otherwise be required bylaw, any tax credits to which the Company may be entitled shall be allocated to the Members in accordance with their respective Participation Percentages.

         5.6 QUALIFIED INCOME OFFSET. Except as provided in Section 5.7 hereof, in the event any Member unexpectedly receives an adjustment, allocation or distribution described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or
(6), items of income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any deficit in said Member's Capital Account as quickly as possible. For purposes of this Section 5.6, the Member's Capital Account, as of the end of the relevant Fiscal Year, shall take into account the adjustments described in Regulations Sections 1.704-l(b)(2)(ii)(d)(4), (5) and (6), any amount of any deficit Capital Account balance which the Member is obligated to restore, and any amount of any deficit Capital Account balance which the Member is deemed obligated to restore pursuant to the Regulations promulgated under
Section 704(b) of the Code.

         5.7 MINIMUM GAIN CHARGEBACK. Prior to any allocation hereunder, in the event that there is a net decrease in the Company Minimum Gain during a Company taxable year, each Member shall be allocated items of income and gain in accordance with the Regulations promulgated under Section 704(b) of the Code and its requirements for a "minimum gain chargeback." In the event that there is a net decrease in minimum gain attributable to debt associated with Member Nonrecourse Deductions, income and gain shall be allocated to the Members in accordance with the Regulations.

         5.8 ALLOCATIONS OF BOOK ITEMS. All items of book income, gain, loss and deduction shall be allocated among the Members in the same percentage that Net Profits, Net Losses, Nonrecourse Deductions and Member Nonrecourse Deductions are allocated for the same Fiscal Year, or as otherwise provided by the Regulations promulgated under Section 704(b) of the Code.

         5.9 DISTRIBUTION OF DISTRIBUTABLE CASH. Subject to applicable law (Section 18-607 of the Act) and any limitations contained elsewhere in this Agreement, Distributable Cash may be distributed at the sole discretion of the Manager among the Members pro rata in accordance with their Participation Percentages; provided, however, that the Manager may, in its sole and absolute discretion, accumulate Distributable Cash for investment or other Company purposes. With regard to Distributable Cash and Investments, the Member shall make a determination, in accordance with his duty of care and loyalty to the Company, as to the need for the Investments in the operation of the Company business, considering both current needs for operating capital, prudent reserves for future operating capital, current investment opportunities, and prudent reserves for future investment opportunities, all in keeping with the Company purposes. It is the duty of the Manager in determining the amount of Distributable Cash available for the payment of distributions, to take into account the needs of the Company in its business and sums necessary in the operation of its business until the income from further operations is available, the amounts of its debts, the necessity or advisability of paying its debts, or at least reducing them within the limits of the Company's credit, the preservation of its capital as represented in the Investments of the Company as a fund for the protection of its creditors, and the character of its surplus property. Any contributed property or borrowed funds by the Company shall be considered as needed for Company investment purposes, and any cash produced from the sale of property contributed to the Company or from the sale of any property purchased with borrowed funds, or any reinvestment of any of the property, including the portion of the sale proceeds representing capital appreciation, shall be considered as needed reserves for Company investment purposes if the Member desires to reinvest such proceeds. Any Distributable Cash derived from income shall, to the extent deemed unnecessary for Company

Purposes by the Member under the foregoing standard, be distributed in accordance with this Agreement.

         5.10 TO WHOM DISTRIBUTIONS ARE MADE. Unless agreed in writing by a transferor and transferee, Distributable Cash allocable to the transferred Membership Interest which may have been transferred during any year shall be distributed to the holder of such Membership Interest who was recognized as the owner on the date of such distribution, without regard to the results of Company operations during the year. Any payment by the Company to the person shown on the Company records as a Member, or to such Member's legal representatives, or to a named assignee of the right to receive distributions, shall acquit the Company and the Manager of all liability to any other person who may be interested in such payment by reason of an assignment by a Member or for any other reason.


                                   ARTICLE VI
                      TRANSFER AND ASSIGNMENT OF INTERESTS

         6.1 TRANSFER AND ASSIGNMENT OF INTERESTS. No Member shall be entitled to transfer, assign, convey, sell, encumber or in any way alienate all or any part of his or her Membership interest (collectively, "transfer") except with the prior approval of the Manager, which approval may be given or withheld in the sole discretion of the Manager. Upon the occurrence of a Termination Event, as such term is hereinafter defined, the Company shall not dissolve and the Member who is terminated (the "Terminated Member") shall be treated as having relinquished its interest in the Company and shall thereafter become and be treated as an assignee. Notwithstanding the termination of a Member's interest as a result of the occurrence of such a Termination Event, no Member, assignee or successor to a Terminated Member may withdraw such Member's share of the Company capital or other property from the Company nor may it require the Company to acquire its interest prior to the dissolution of the Company. For purposes of this Section 6.1, the term "Termination Event" shall mean the resignation, expulsion, death, bankruptcy (as such term is defined in Section 18-304 of the Act), or dissolution of a Member, or a Member's assignment of his or its entire membership interest.

         6.2 SUBSTITUTION OF MEMBERS. A transferee of a Membership interest shall have the right to become a substitute Member only if (i) consent of all Members and the Manager is given in accordance with Section 6.1, (ii) such person executes an instrument satisfactory to the Members and the Manager accepting and adopting the terms and provisions of this Agreement, and (iii) such person pays any reasonable expenses in connection with his or her admission as a new Member. The admission of a substitute Member shall not release the Member who assigned the Membership interest from any liability that such Member may have to the Company. An assignee who is not admitted as a substitute Member in accordance with the provisions above shall have no right to participate in management or in the operations of the Company or have any right to receive or review the records or other documents of the Company described in Article VII hereof.

         6.3 TRANSFERS IN VIOLATION OF THIS AGREEMENT AND TRANSFERS OF PARTIAL MEMBERSHIP INTERESTS. Upon a transfer in violation of this Article VI, the transferee shall have no right to vote or participate in the management of the Company or to exercise any rights of a Member. Such transferee shall only be entitled to receive the share of the Company's Net Profits, Net Losses and distributions, if any, of the Company's assets to which the transferor would otherwise be entitled. Notwithstanding the immediately preceding sentences, if, in the determination of the remaining Members, a transfer in violation of this Article VI would cause the termination of the Company under the Code, in the sole discretion of the remaining Members, the transfer shall be null and void.


                                   ARTICLE VII
                    ACCOUNTING, RECORDS, REPORTING BY MEMBERS

         7.1 BOOKS AND RECORDS. The Company shall maintain at its principal office all of the following:

                  (a) A current list of the full name and last known business or residence address of each Member set forth in alphabetical order, together with the capital contributions, capital account and Membership interest of each Member;

                  (b) A copy of the Articles and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed; and

                  (c) A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed.

         7.2 REPORTS. The Company shall cause to be filed, in accordance with the Act, all reports and documents required to be filed with any governmental agency.

         7.3 BANK ACCOUNTS. The Members shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other person. The Manager, acting alone, is authorized to endorse checks, drafts, and other evidences of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts. All checks, drafts, and other instruments obligating the Company to pay money may be signed by the Manager acting alone.

         7.4 CERTIFICATES OF OWNERSHIP. Certificates representing equity interest in the Company shall be in such forms as shall be determined by the Manager. Such certificates shall be signed by the Manager. All certificates shall be consecutively numbered or otherwise identified. The name and address of the person to whom the certificates are issued, with the capital contribution and the date of issue, shall be entered in the certificate register of the Company. In case of a lost, destroyed or mutilated certificate, a new one may be issued upon such terms and indemnity to the Company as the Members may prescribe.

         7.5 ACCOUNTANTS. The Manager shall select the accountants for the Company.

         7.6 COMPANY COMMUNICATION.

                  (a) At least once a year, and as soon as possible after the financial statements are completed, a meeting shall be held for all Members. The Manager shall review and discuss the financial statements at the meeting and report to the Members the financial condition of the Company. The annual meeting shall be held at a place designated by the Manager on or before the third Tuesday in April of each year. All Members shall receive prior notice of dates, time, and place of the meeting.

                  (b) The Manager may establish an Advisory Committee of the Company consisting of three or more Members (the "Advisory Committee"). If the Advisory Committee is established, at least once each calendar year, the Manager, on notice to each member on or before the tenth day prior to the meeting, shall call a meeting of the Advisory Committee, at which the Manager apprises it generally of the business and affairs of the Company since the latest meeting of the Advisory Committee. The Advisory Committee may make recommendations to or otherwise advise and consult with the Manager regarding the business and affairs of the Company; however, the Advisory Committee is not authorized to take any action on behalf of the Company or to compel any Member to take any action. The Advisory Committee may make a report of the meeting to the remaining Members. A Member or representative is not entitled to payment from the Company for its expenses regarding attendance at meetings of the Advisory Committee.

         7.7 CONFIDENTIALITY OF INFORMATION.

                  (a) Each Member is entitled to all information under the circumstances and subject to the conditions stated in this Agreement and the Act. The Members agree, however, that the Manager may determine, due to contractual obligations, business concerns, or other considerations, that certain information regarding the business, affairs, Property, Investments, and financial condition of the Company shall be kept confidential and not provided to some or all other Members, and that it is not just or reasonable for those Members or Assignees or representatives to examine or copy that information.

                  (b) The Members acknowledge that they may receive information regarding the Company in the nature of trade secrets or that otherwise is confidential, the release of which may be damaging to the Company or Persons with which it does business. Each Member shall hold in strict confidence any information it receives regarding the Company that is identified as being confidential (and if that information is provided in writing, that is so marked) and may not disclose it to any person or entity other than another Member, except for disclosures (1) compelled by law (but the Member must notify the Manager promptly of any request for that information, before disclosing it, if practicable), (2) to advisers or representatives of the Member or assignees of the Member, but only if they have agreed to be bound by the provisions of this section, or (3) of information that Member also has received from a source independent of the Company that the Member reasonably believes obtained that information without breach of any obligation of confidentiality. The Members acknowledge that breach of the provisions of this section may cause irreparable injury to the Company for which monetary damages are inadequate, difficult to compute, or both. Accordingly, the Members agree that the provisions of this section may be enforced by specific performance.

         7.8 ADJUSTMENT OF BASIS ELECTION. In the event of a Transfer of a Member's interest in the Company, or upon the death of a Member, or in the event of a distribution of the property of the Company to any Member hereto, or in the event of any Transfer of an interest in any Company which is a Member in this Company, the Manager, in its sole and absolute discretion may, at the request of the transferee Member, file an election, in accordance with Section 754 of the Code and applicable Treasury Regulations, to cause the basis of the Company's property to be adjusted for federal income tax purposes, as provided in Sections 734, 743 and 754 of the Code.


                                   ARTICLE VIII
                           DISSOLUTION AND WINDING UP

         8.1 CONDITIONS OF DISSOLUTION. The Company shall dissolve upon the unanimous vote of all Members.

         8.2 WINDING UP. Upon the dissolution of the Company, the Company's assets shall be disposed of and its affairs wound up. The Company shall give written notice of the commencement of the dissolution to all of its known creditors. Upon dissolution of the Company, the Manager shall wind up the affairs and liquidate the assets of the Company in accordance with the provisions of this Section. Net Profits, Net Losses, Nonrecourse Deductions, Member Nonrecourse Deductions and all other Company items shall be allocated until the liquidation is completed in the same ratio as such items were allocated prior thereto. The proceeds from liquidation of the Company when and as received by the Company shall be utilized, paid and distributed in the following order:

                  (a) First, to pay expenses of liquidation and the debts of the Company to third parties other than the Members;

                  (b) Next, to pay the debts of the Company owing to creditors who are Members;

                  (c) Next, to the establishment of any Cash Reserves; and

                  (d) Thereafter, to the Members, in accordance with the respective positive Capital Account balances of the Members, as determined by taking into account all Capital Account adjustments required by this Agreement.

         8.3 RIGHT TO RECEIVE PROPERTY. The Members shall have no right to demand or receive property other than cash in return for theft Capital Contributions to the Company, and each Member agrees to and shall look solely to the assets of the Company for the return of such Member's Capital Contributions. If the assets of the Company remaining after discharge of the debts and liabilities of the Company are insufficient to return the then unreimbursed Capital Contributions of a Member, such Member shall not have, and hereby waives, any recourse against the Manager. The winding-up of the affairs of the Company and the distribution of its assets shall be conducted exclusively by the Manager, who is hereby authorized to do any and all acts and things authorized by law for such purposes at the expense of the Company. If there is no Manager, the winding-up of the affairs of the Company shall be conducted as otherwise provided by law.

         8.4 ORDER OF PAYMENT OF LIABILITIES UPON DISSOLUTION. After determining that all the known debts and liabilities of the Company have been paid or adequately provided for, the remaining assets shall be distributed to the Members in accordance with their positive capital account balances, after taking into account income and loss allocations for the Company's taxable year during which liquidation occurs.

         8.5 LIMITATIONS ON PAYMENTS MADE IN DISSOLUTION. Except as otherwise specifically provided in this Agreement, each Member shall be entitled to look only to the assets of the Company for the return of his or her positive Capital Account balance and shall have no recourse for his or her Capital Contribution and/or share of Net Profits against any other Member.


                                   ARTICLE IX
                                 INDEMNIFICATION

         9.1 INDEMNIFICATION OF AGENTS. The Company shall indemnify any Member and Manager and may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a Member, Manager, officer, employee or other agent of the Company or that, being or having been such a Member, officer, employee or agent, he or she is or was serving at the request of the Company as a manager, director, officer, employee or other agent of another limited liability company, corporation, Company, joint venture, trust or other enterprise (all such persons being referred to hereinafter as an "agent"), to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit.


                                    ARTICLE X
                                  MISCELLANEOUS

         10.1 COUNSEL TO THE COMPANY. Counsel to the Company may also be counsel to any Member or any Affiliate of a Member. The Members may execute on behalf of the Company and the Members any consent to the representation of the Company that counsel may request. The Company has initially selected Israel & Friedberg, LLP ("Company Counsel") as legal counsel to the Company. Each Member acknowledges that Company Counsel does not represent any Member in the absence of a clear and explicit agreement to such effect between the Member and Company Counsel, and that in the absence of any such written agreement Company Counsel shall owe no duties directly to a Member. Notwithstanding any adversity that may develop, in the event any dispute or controversy arises between any Members and the Company, then each Member agrees that Company Counsel may represent either the Company or such Member in any such dispute or controversy to the extent permitted, and each Member hereby consents to such representation.

         10.2 COMPLETE AGREEMENT. This Agreement and the Articles constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements among the Members. To the extent that any provision of the Articles conflict with any provision of this Agreement, the Articles shall control.

         10.3 BINDING EFFECT. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

         10.4 INTERPRETATION. All pronouns shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the interpretation of any provision of this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or his or her counsel.

         10.5 SEVERABILITY. If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid shall not be affected thereby.

         10.6 NOTICES. Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing (which may include facsimile) and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member at the address specified in Exhibit A hereto. Any party may, at any time by giving five (5) days' prior written notice to the other Members, designate any other address in substitution of the foregoing address to which such notice will be given.

         10.7 AMENDMENTS. All amendments to this Agreement will be in writing and signed by all of the Members.

         10.8 MULTIPLE COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

         10.9 ATTORNEY FEES. In the event that any dispute between the Company and the Members or among the Members should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment. Any judgment or order entered in such action shall contain a specific provision providing for the recovery of attorney fees and costs incurred in enforcing such judgment and an award of prejudgment interest from the date of the breach at the maximum rate allowed by law. For the purposes of this Section:
(a) attorney fees shall include, without limitation, fees incurred in the following: (1) postjudgment motions; (2) contempt proceedings; (3) garnishment, levy, and debtor and third party examinations; (4) discovery; and (5) bankruptcy litigation and (b) prevailing party shall mean the party who is determined in the proceeding to have prevailed or who prevails by dismissal, default or otherwise.

         10.10 REMEDIES CUMULATIVE. The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.


         IN WITNESS WHEREOF, the sole Member of BEACON OCEAN, LLC, A Delaware Limited Liability Company, has executed this Agreement, effective as of the date written above.

                                    MEMBER:


                                    /s/ Brad Weber
                                    ------------------------------------
                                    Brad Weber

EXHIBIT 4

                        NOTICE OF GRANT OF STOCK OPTIONS
                        --------------------------------

--------------------------------------------------------------------------------

                                   BRAD WEBER
                                  4374 Oak Glen
                               Calabasas, CA 91403
                                   54843-6413

--------------------------------------------------------------------------------

         Congratulations! Effective January 7, 2000, you have been granted options to purchase 25,000 shares of New Frontier Media, Inc. at the option price of $5.00 per share. New Frontier Media, Inc. is traded on the NASDAQ stock market exchange under the ticker symbol NOOF.

         The options awarded to you are non-qualified stock options. The shares subject to the Option first become exercisable according to the following vesting schedule:

         Percentage or Number of Shares           Vesting Date
         ------------------------------           ------------

                      50%                         January 7, 2001
                      ---                         ---------------

                      50%                         January 7, 2002
                      ---                         ---------------

         Enclosed are two copies of the Stock Grant Agreement. The Stock Grant Agreement, together with the Stock Option Plan, sets forth the terms and conditions of the award of options. Please date and sign one copy of the Stock Grant Agreement and return it to me at New Frontier Media, Inc., Attn: Shelli Wisehart, 5435 Airport Blvd., Suite 100, Boulder, CO 80301 no later than 30 days following the date of this Notice; the additional copy is for your records. Also enclosed is a copy of the Stock Option Plan for your reference and records.

          Please call me at 303-444-0900 x121 or send an e-mail to me at swisehart@noof.com if you have any questions.

                NON-QUALIFIED STOCK OPTION STOCK GRANT AGREEMENT
                ------------------------------------------------


         THIS NON-QUALIFIED STOCK OPTION STOCK GRANT AGREEMENT (the "Agreement") is made and entered into effective as of the Grant Date set forth below by and between NEW FRONTIER MEDIA, INC. (the "Corporation") and BRAD WEBER (the "Optionee").

         1. GRANT OF OPTION.

                  (a) Effective January 7, 2000 (the "Grant Date"), the Corporation hereby grants to the Optionee an option (referred to as the "Option") to purchase up to 25,000 shares of the Corporation's common stock, $.0001 par value (the "Shares"), at an exercise price of $5.00 per share.

                  (b) The Option granted to the Optionee is a non-qualified stock option. The Optionee hereby acknowledges receipt of a copy of the New Frontier Media, Inc. 1999 Incentive Stock Plan (the "Plan") and agrees to be bound by all of the terms and conditions thereof and all applicable rules and regulations. Any capitalized terms not defined in this Agreement shall have the same meaning ascribed to them in the Plan.

         2. OPTION VESTING SCHEDULE.

                  (a) Subject to the terms and conditions of the Plan and this Agreement, the Option shall become exercisable by the Optionee as it vests. The following table indicates each date (the "Vesting Date") on which the Optionee shall be entitled to exercise the Option with respect to the percentage or number of Shares granted, provided that the Optionee has been continuously employed by the Corporation or a Subsidiary through and on the applicable Vesting Date:

         Percentage or Number of Shares                Vesting Date
         ------------------------------                ------------
                    50%                                January 7, 2001
                    ---                                ---------------
                    50%                                January 7, 2002
                    ---                                ---------------

                  (b) To the extent that the Option becomes exercisable with respect to all or any portion of the Shares, the Option may thereafter be exercised by the Optionee, in whole or in part, at any time prior to the expiration of the Option as provided herein.

                  (c) There shall be no proportionate or partial vesting prior to each Vesting Date, and all vesting shall occur only on the appropriate Vesting Date. Upon the Optionee's termination of employment with the Corporation or its Subsidiaries, any unvested portion of the Option shall terminate and be null and void.

         3. METHOD AND TERMS OF EXERCISE OF OPTION.

                  (a) To exercise the Option, the Optionee (or, in the case of the exercise of the Option after the Optionee's death, the Optionee's executor or administrator, as the case may be) must deliver to the Corporation an executed stock option exercise agreement in the form attached hereto as Exhibit "A", or in such other form as may be approved by the Corporation (the "Exercise Agreement"). The Exercise Agreement shall set forth, among other things, (i) the Optionee's election to exercise the Option; (ii) the number of Shares being purchased; and (iii) such other representations, warranties, and agreements as to the Optionee's investment intent with respect to such Shares. If a person other than the Optionee exercises the Option, then such person must submit documentation acceptable to the Corporation that such person has the right to exercise the Option.

                  (b) The Option shall only be deemed exercised after (i) receipt by the Corporation of the executed Exercise Agreement; (ii) full payment of the exercise price of the Shares as to which the Option is exercised; (iii) compliance with all relevant provisions of applicable law, including Federal and State securities laws and the requirements of any stock exchange upon which the Shares are traded; and (iv) arrangements that are satisfactory to the Corporation in its sole discretion with respect to applicable Federal or State withholding requirements.

         4. METHOD OF PAYMENT OF EXERCISE PRICE. The Exercise Agreement shall be accompanied by full payment of the exercise price for the Shares being purchased by any OF the following means or a combination thereof: (i) cash; (ii) certified or cashier's bank check; (iii) money order; or (iv) provided that a public market exists for the Shares, through a "same day sale" or "cashless exercise" commitment from the Optionee and a licensed broker-dealer acceptable to the Corporation whereby the Optionee irrevocably elects to exercise the Option and to sell all or a portion OF the Shares so purchased to pay for the exercise price, and the approved licensed broker-dealer irrevocably commits upon receipt of such Shares to forward the exercise price directly to the Corporation.

         5. ISSUANCE OF SHARES. Upon receipt of a properly executed Exercise Agreement and payment of the exercise price for the Shares, the Corporation shall issue the Shares registered in the name of the Optionee, and shall deliver certificates representing the Shares with the appropriate legends affixed thereto.

         6. TERMINATION OF OPTION. Except as otherwise provided by the Plan, any unexercised portion of the Option shall automatically and without notice terminate and become null and void upon the earliest to occur of the following:

                  (a) Ninety (90) days after Optionee ceases to be an employee of the Corporation or any of its Subsidiaries for any reason other than death, disability, or termination for cause.

                  (b) Twelve (12) months following the date that the Optionee ceases to be an employee of the Corporation or any OF its Subsidiaries as a result of the Optionee's death or as a result of the Optionee's becoming disabled. For purposes of this Agreement, the determination of whether the Optionee is disabled shall be determined in accordance with Section 22(e)(3) of the CODE.

                  (c) Immediately upon the date that Optionee's employment with the Corporation or any of its Subsidiaries is terminated for cause. As used herein, the term "for cause" shall be defined to include, but shall not be limited to, any of the following activities: (i) the Optionee fails or refuses to faithfully and diligently perform the usual and customary duties of his employment; (ii) the Optionee fails or refuses to comply with the reasonable policies, procedures, and regulations of the Corporation or any of its Subsidiaries which from time to time may be established; (iii) the Optionee conducts himself in an unprofessional, unethical, immoral or fraudulent manner;
(iv) the Optionee's conduct may reasonably be deemed to discredit the Corporation or any of its Subsidiaries or is detrimental to the reputation, character, and standing of the Corporation or any of its Subsidiaries; (v) the Optionee engages in the abuse of alcohol or a controlled substance or is convicted of a felony, or the Optionee engages in acts of moral turpitude, proven dishonesty, theft, embezzlement, or obtaining funds or property under false pretenses; or (vi) the Optionee takes actions which indicate a lack of loyalty to the Corporation or any of its Subsidiaries, or should take any action which adversely affects the reputation, financial stability or relationships of the Corporation or any of its Subsidiaries.

                  (d) The tenth (10th) anniversary of the Grant Date.

         7. COMPLIANCE WITH LAWS AND REGULATIONS. The exercise of the Option and the issuance and transfer of Shares shall be subject to compliance by the Corporation and Optionee with all applicable requirements of Federal and State securities laws and with all applicable requirements of any stock exchange on which the Corporation's stock may be listed at the time of such issuance or transfer. Optionee understands that the Corporation is under no obligation to register or qualify the Shares with the Securities and Exchange Commission, any State securities commission, or any stock exchange to effect such compliance.

         8. NON-TRANSFERABILITY OF OPTION. The Option granted pursuant to this Agreement is not transferable other than by will or under the applicable laws of descent and distribution. During the lifetime, of the Optionee, the Option shall be exercisable only by the Optionee, or the Optionee's guardian or legal representative. In addition, the Option may not be assigned, negotiated, pledged, or hypothecated in any way (whether by operation of law or otherwise), and the Option shall not be subject to execution, attachment, or similar process. Upon any attempt to transfer, assign, negotiate, pledge, or hypothecate the Option, or in the event of any levy upon the Option by reason of any execution, attachment, or similar process contrary to the provisions hereof, the Option shall immediately become null and void.

         9. LIMITATION ON RIGHTS AS A STOCKHOLDER. Neither the Optionee nor any personal representative (or beneficiary) of the Optionee shall have any rights or privileges of a stockholder of the Corporation with respect to any Shares subject to the Option prior to the date of exercise of the Option.

         10. NO RIGHT TO CONTINUED EMPLOYMENT. Neither the Option nor this Agreement shall confer upon the Optionee any right to continued employment or service with the Corporation or any OF ITS Subsidiaries.

         11. TAX CONSEQUENCES. Set forth below is a brief summary of some of the Federal income tax consequences of the grant and exercise of the Option and disposition of the Shares. THIS SUMMARY REFLECTS CURRENT LAW AS OF THE GRANT DATE AND IS NECESSARILY INCOMPLETE. THIS SUMMARY ALSO ASSUMES THAT THE OPTIONS QUALIFY AS NON-QUALIFIED STOCK OPTIONS. THE TAX LAWS AND REGULATIONS ARE
SUBJECT TO CHANGE, AND OPTIONEE SHOULD CONSULT A TAX ADVISOR BEFORE EXERCISING THE OPTION OR DISPOSING OF THE SHARES.

                  (a) There may be regular Federal income tax liability upon the exercise of the Option. Optionee will be treated as having received compensation income (taxable at ordinary income tax rates) equal to the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the exercise price.

                  (b) If the Shares are held for more than twelve (12) months after the date of the transfer of the Shares pursuant to the exercise of the Option, any gain realized on disposition of the Shares will be treated as long term capital gain for Federal income tax purposes.

         12. CONSTRUCTION OF AGREEMENT. The terms of the Plan are hereby incorporated into this Agreement by reference. This Agreement is subject to all the terms, conditions, and provisions of the Plan, and to such rules and regulations relating to the Plan adopted by the Committee as may be in effect from time to time. To the extent that this Agreement conflicts with or is inconsistent with the terms, conditions, and provisions of the Plan, the Plan shall control, and this Agreement shall be deemed to be modified accordingly. The Optionee accepts the Options subject to all the terms and provisions of the Plan and this Agreement. In addition, the Optionee hereby accepts as binding, conclusive, and final all decisions or interpretations of the Committee upon any questions arising under the Plan or this Agreement.

         13. ENTIRE AGREEMENT; INVALID PROVISION. This Agreement and the Plan constitute the entire agreement between the parties pertaining to the Options and supersede all prior understandings with respect to the subject matter hereof. The invalidity or unenforceability of a particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted

         14. NOTICES. All notices, requests, demands, and other communications permitted or required to be given under this Agreement shall be given in writing and delivered in person or sent by certified mail, postage prepaid, return receipt requested. Such notice shall be effective on the date of delivery or three (3) days after the date of mailing. Any notice required to be given or delivered to the Corporation under the terms of this Agreement shall be addressed to New Frontier Media, Inc., Attn: Human Resources, 5435 Airport Blvd., Suite 100, Boulder, CO 80301. Any notice required to be given or delivered to Optionee shall be addressed to Optionee at the address listed in the Corporation's records or at such address as the optionee may designate in writing from time to time to the Corporation.

         15. SUCCESSORS AND ASSIGNS. The Corporation may assign any of its rights under this Agreement. This Agreement shall be binding upon and insure to the benefit of the successors and assigns of the Corporation. Subject to the restrictions on transfer set forth herein, this agreement shall be binding upon Optionee and Optionee's heirs, executors, administrators, legal representatives, successors, and assigns.

         16. GOVERNING LAW. This Agreement Shall be governed by and construed in accordance with the laws of the State of Colorado.

         17. ACCEPTANCE. Optionee hereby acknowledges receipt of a copy of the Plan and this Agreement. Optionee has read and understands the terms and provisions thereof, and accepts the Option subject to all the terms and conditions of the Plan and this Agreement. Optionee acknowledges that there may be adverse tax consequence upon exercise of the Option or disposition of the Shares and that Optionee should consult a tax advisor prior to such exercise or disposition.

         18. PRONOUNS. Whenever used in this Agreement, the singular shall include the plural, the plural shall include the singular, and the use of any gender shall include all genders, where the context so permits.

         19. HEADINGS. Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

         20. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

          /S/
------------------------
New Frontier Media, Inc.

         /S/                                                 4/17/2000
------------------------                                --------------------
Optionee                                                DATE

--------------------------------------------------------------------------------

Notice of Grant of Stock Options                  New Frontier Media, Inc.
and Option Agreement                              ID: 841084061
                                                  5435 Airport Blvd., #100
                                                  Boulder, CO 80301

--------------------------------------------------------------------------------

Brad Weber                                        Option Number:000002834374
4374 Oak Glen                                     Plan: 2000
Calabasas, CA USA 91403                           ID: ###-##-####

--------------------------------------------------------------------------------

Effective 12/5/00, you have been granted a(n) Incentive Stock Option to buy 20,700 shares of New Frontier Media, Inc. (the Company) stock at $2.0000 per share.

The total option price of the shares granted is $41,400.00.

Shares in each period will become full vested on the date shown.


     Shares             Vest Type          Full Vest     Expiration
     ------             ---------          ---------     ----------
     20,700             On Vest Date       12/5/01        12/5/10

--------------------------------------------------------------------------------

By your signature and the Company's signature below you and the Company agree that these options are granted under and governed by the terms and conditions of the Company's Stock Option Plan as amended and the Option Agreement all of which are attached and made a part of this document.

/S/ Shelli Mack                                                9/14/01
--------------------------                                  -------------------
New Frontier Media, Inc.                                    Date


/S/ Brad Weber                                                 10/2/01
--------------------------                                  -------------------
Brad Weber                                                  Date


                                                               Date:  9/l4/01
                                                               Time:  10:57:37AM

                  INCENTIVE STOCK OPTION STOCK GRANT AGREEMENT
                  --------------------------------------------


         THIS INCENTIVE STOCK OPTION STOCK GRANT AGREEMENT (the "Agreement") is made and entered into effective as of the Grant Date set forth below by and between NEW FRONTIER MEDIA, INC. (the "Corporation") and Brad Weber (the "Optionee").

         1. GRANT OF OPTION.

                  (a) Effective December 5, 2000 (the "Grant Date"), the Corporation hereby grants to the Optionee an option (referred to as the "Option") to purchase up to 20,700 shares of the Corporation's common stock, $.0001 par value (the "Shares"), at an exercise price of $ 2.00 per share.

                  (b) The Option granted to the Optionee is an incentive stock option, intended to qua1ify as such in accordance with Section 422 of the Code. The Optionee hereby acknowledges receipt of a copy of the New Frontier Media, Inc. Millennium Incentive Stock Plan (the "Plan") and agrees to be bound by all of the terms and conditions thereof and all applicable rules and regulations. Any capitalized terms not defined in this Agreement shall have the same meaning ascribed to them in the Plan.

         2. OPTION VESTING SCHEDULE.

                  (a) Subject to the terms and conditions of the Plan and this Agreement, the Option shall become exercisable by the Optionee as it vests. The following table indicates each date (the "Vesting Date") on which the Optionee shall be entitled to exercise the Option with respect to the percentage or number of Shares granted, provided that the Optionee has been continuously employed by the Corporation or a Subsidiary through and on the applicable Vesting Date:

         Percentage or Number of Shares             Vesting Date
         ------------------------------             ------------

         100%                                       December 5, 2001
         ----                                       ----------------

                  (b) To the extent that the Option BECOMES exercisable with respect to all or any portion of the Shares, the Option may thereafter be exercised by the Optionee, in whole or in part, at any time prior to the expiration of the Option as provided herein.

                  (c) There shall be no proportionate or partial vesting prior to each Vesting Date, and all vesting shall occur only on the appropriate Vesting Date. Upon the Optionee's termination of employment with the Corporation or its Subsidiaries, any unvested portion of the Option shall terminate and be null and void.

         3. METHOD AND TERMS OF EXERCISE OF OPTION.

                  (a) To exercise the Option, the Optionee (or, in the case of the exercise of the Option after the Optionee's death, the Optionee's executor or administrator, as the case may be) must deliver to the Corporation an executed stock option exercise agreement in the form attached hereto as Exhibit "A", or in such other form as may be approved by the Corporation (the "Exercise Agreement"). The Exercise Agreement shall set forth, among other things, (i) the. Optionee's election to exercise the Option; (ii) the number of Shares being purchased; and (ii) such other representations, warranties, and agreements as to the Optionee's investment intent with respect to such Shares. If a person other than the Optionee exercises the Option, then such person must submit documentation acceptable to the Corporation that such person has the right to exercise the Option.

                  (b) The Option shall only be deemed exercised after (i) receipt by the Corporation of the executed Exercise Agreement; (ii) full payment of the exercise price of the Shares as to which the Option is exercised; (iii) compliance with all relevant provisions of applicable law, including Federal and State securities laws and the requirements of any stock exchange upon which the Shares are traded; and (iv) arrangements that are satisfactory to the Corporation in its sole discretion with respect to applicable Federal or State withholding requirements.

         4. METHOD OF PAYMENT OF EXERCISE PRICE. The Exercise Agreement shall be accompanied by full payment of the exercise price for the Shares being purchased by any of the following means or a combination thereof: (i) cash; (ii) certified or cashier's bank check; (iii) money order; or (iv) provided that a public market exists for the Shares, through a "same day sale" or "cashless exercise" commitment from the Optionee and a licensed broker-dealer acceptable to the Corporation whereby the Optionee irrevocably elects to exercise the Option and to sell all or a portion of the Shares so purchased to pay for the exercise price, and the approved licensed broker-dealer irrevocably commits upon receipt of such Shares to forward the exercise price directly to the Corporation.

         5. ISSUANCE OF SHARES. Upon receipt of a properly executed Exercise Agreement and payment of the exercise price for the Shares, the Corporation shall issue the Shares registered in the name of the Optionee, and shall deliver certificates representing the Shares WITH the appropriate legends affixed thereto.

         6. TAX WITHHOLDING. Under current law, the Optionee does not recognize income on the grant or the exercise of the Option, although the disposition of Shares subject to the exercise of the Options is subject to tax. Under current law, any income recognized on a disqualifying disposition of the Shares subject to the exercise of the Options is not subject to Federal or State income tax withholding obligations. However, if it is determined that income tax withholding is necessary for any reason or as a result of changes in the law, or because the Option ceases to qualify as an incentive stock option, the Optionee shall make arrangements satisfactory to the Corporation regarding the payment of taxes of any kind required by law to be withheld with respect to the exercise of the Option or the disposition of Shares subject to the Option. In that regard, the Corporation shall, to the extent permitted by law, have the right to deduct such taxes from any payment(s) of any kind otherwise due to the Optionee. The Optionee may also provide for the payment of withholding taxes by requesting that the Corporation retain Shares with a Fair Market Value equal to the minimum amount of taxes required to be withheld. In such case, the Corporation shall issue the net number of Shares to the Optionee by deducting the Shares retained from the Shares to be issued upon exercise.

         7. TERMINATION OF OPTION. Except as otherwise provided by the Plan, any unexercised portion of the Option shall automatically and without notice terminate and become null and void upon the earliest to occur of the following:

                  (a) Ninety (90) days after Optionee ceases to be an employee of the Corporation or any of its Subsidiaries for any reason other than death, disability, or termination for cause.

                  (b) Twelve (12) months following the date that the Optionee ceases to be an employee of the Corporation or any of its Subsidiaries as a result of the Optionee's death or as a result of the Optionee's becoming disabled. For purposes of this Agreement, the determination of whether the Optionee is disabled shall be determined in accordance with Section 22(e)(3) of the Code.

                  (c) Immediately upon the date that Optionee's employment with the Corporation or any of its Subsidiaries is terminated for cause.

[deleted text]                                         initial: BW
                                                       initial: BW

                  (d) The tenth (10th) anniversary of the Grant Date.

         8. NOTICE OF DISQUALIFYING DISPOSITION. If the Optionee sells or otherwise disposes of any of the Shares acquired pursuant to the Option on or before the later of (i) the date two years after the Grant Date; or (ii) tile date one year after transfer of such Shares to Optionee upon exercise of the Option, the Optionee shall immediately notify the Corporation in writing of such disposition.

         9. COMPLIANCE WITH LAWS AND REGULATIONS. The exercise of the Option and the issuance and transfer of Shares shall be subject to compliance by the Corporation and Optionee with all applicable requirements of Federal and State securities laws and with all applicable requirements of any stock exchange on which the Corporation's stock may be listed at the time of such issuance or transfer. Optionee understands that the Corporation is under no obligation to register or qualify the Shares with the Securities and Exchange Commission, any State securities commission, or any stock exchange to effect such compliance.

         10. NON-TRANSFERABILITY OF OPTION. The Option granted pursuant to this Agreement is not transferable other than by will or under the applicable laws of descent and distribution. During the lifetime of the Optionee, the Option shall be exercisable only by the Optionee, or the Optionee's guardian or legal representative. In addition, the Option may not be assigned, negotiated, pledged, or hypothecated in any way (whether by operation of law or otherwise), and the Option shall not be subject to execution, attachment, or similar process. Upon any attempt to transfer, assign, negotiate, pledge, or hypothecate the Option, or in the event of any levy upon the Option by reason of any execution, attachment, or similar process contrary to the provisions hereof, the Option shall immediately become null and void.

         11. LIMITATION ON RIGHTS AS A STOCKHOLDER. Neither the Optionee nor any personal representative (or beneficiary) of the Optionee shall have any rights or privileges of a stockholder of the Corporation with respect to any Shares subject to the Option prior to the date of exercise of the Option.

         12. NO RIGHT TO CONTINUED EMPLOYMENT. Neither the Option nor this Agreement shall confer upon the Optionee any right to continued employment or service with the Corporation or any of its Subsidiaries.

         13. TAX CONSEQUENCES. Set forth below is a brief summary of some of the Federal income tax consequences of the grant and exercise of the Option and disposition of the Shares. THIS SUMMARY REFLECTS CURRENT LAW AS OF THE GRANT DATE AND IS NECESSARILY INCOMPLETE. THIS SUMMARY ALSO ASSUMES THAT THE OPTIONS QUALIFY AS INCENTIVE STOCK OPTIONS. THE TAX LAWS AND REGULATIONS ARE SUBJECT TO CHANGE, AND OPTIONEE SHOULD CONSULT A TAX ADVISOR BEFORE EXERCISING THE OPTION OR DISPOSING OF THE SHARES.

                  (a) There will be no regular Federal income tax liability upon the grant or exercise of the Option, although the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the exercise price will be treated as a tax preference item for Federal income tax purposes and may subject the Optionee to the alternative minimum tax in the year of exercise.

                  (b) If the Shares are held for more than twelve (12) months after the date of the transfer of the Shares pursuant to the exercise of the Option and are disposed of more than two years after the Grant Date, any gain realized on disposition of the Shares will be treated as long term capital gain for Federal income tax purposes. If Shares purchased pursuant to the Option are disposed of within one year of exercise or within two years after the Grant Date, any gain realized on such disposition will he treated as compensation income (taxable at ordinary income rates) to the extent of the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the exercise price.

         14. CONSTRUCTION OF AGREEMENT. The terms of the Plan are hereby incorporated into this Agreement by reference. This Agreement is subject to all the terms, conditions, and provisions of the Plan, and to such rules and regulations relating to the Plan adopted by the Committee as may be in effect from time to time. To the extent that this Agreement conflicts with or is inconsistent with the terms, conditions, and provisions of the Plan, the Plan shall control, and this Agreement shall be deemed to be modified accordingly. The Optionee accepts the Options subject to all the terms and provisions of the Plan and this Agreement. In addition, the Optionee hereby accepts AS binding, conclusive, and final all decisions or interpretations of the Committee upon any questions arising under the Plan or this Agreement.

         15. ENTIRE AGREEMENT; INVALID PROVISION. This Agreement and the Plan constitute the entire agreement between the parties pertaining to the Options and supersede all prior understandings with respect to the subject matter hereof. The invalidity or unenforceability of a particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

         16. NOTICES. All notices, requests, demands, and other communications permitted or required to be given under this Agreement shall be given in writing and delivered in person or sent by certified mail, postage prepaid, return receipt requested. Such notice shall be effective on the date of delivery or three (3) days after the date of mailing. Any notice required to be given or delivered to the Corporation under the terms of this Agreement shall be addressed to New Frontier Media, Inc., Attn: Human Resources, 5435 Airport Blvd., Suite 100, Boulder, CO 80301. Any notice required to be given or delivered to Optionee shall be addressed to Optionee at the address listed in the Corporation's records for employment purposes, or at such address as the Optionee may designate in writing from time to time to the Corporation.

         17. SUCCESSORS AND ASSIGNS. The Corporation may assign any of its rights under this Agreement. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Corporation. Subject TO the restrictions on transfer set forth herein, this Agreement shall be binding upon Optionee and Optionee's heirs, executors, administrators, legal representatives, successors, and assigns.

         18. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado.

         19. ACCEPTANCE. Optionee hereby acknowledges receipt of a copy of the Plan and this Agreement. Optionee has read and understands the terms and provisions thereof, and accepts the Option subject to all the terms and conditions of the Plan and this Agreement. Optionee acknowledges that there may be adverse tax consequence upon exercise of the Option or disposition of the Shares and that Optionee should consult a tax advisor prior to such exercise or disposition.

         20. PRONOUNS. Whenever used in this Agreement, the singular shall include the plural, the plural shall include the singular, and the use of any gender shall include all genders, where the context so permits.

         21. HEADINGS. Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

         22. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

               /S/
    -------------------------------------------------
    New Frontier Media, Inc.

    /S/ Brad Weber                                  10/02/01
    -------------------------------               ------------------
    Optionee                                      Date

                                   EXHIBIT A
                                   ---------

                 CAPITAL CONTRIBUTION AND ADDRESSES OF MEMBERS

                                     AS OF

                                OCTOBER 22, 1999


                                       MEMBER'S CAPITAL
MEMBER'S NAME     MEMBER'S ADDRESS       CONTRIBUTION       MEMBERSHIP INTEREST
-------------     ----------------       ------------       -------------------

Brad Weber                             1,346,122 shares of     100%
                                       New Frontier Media
                                       Inc., a Colorado
                                       corporation.

EXHIBIT 5

--------------------------------------------------------------------------------
Notice of Grant of Stock Options                   New Frontier Media, Inc.
and Option Agreement                               ID: 841084061
                                                   5435 Airport Blvd., #100
                                                   Boulder, CO 80301
--------------------------------------------------------------------------------

Brad Weber                                         Option Number: 00000284
4374 Oak Glen                                      Plan: 2000
Calabasas, CA USA 91403                            ID: ###-##-####

Effective 12/5/00, you have been granted a(n) Non-Qualified Stock Option to buy 79,300 shares of New Frontier Media Inc. (the Company) stock at $2.0000 per share.

The total option price of the shares granted is $158,600.00.

Shares in each period will become fully vested on the date shown.

          Shares         Vest Type      Full Vest    Expiration
          ------         ---------      ---------    ----------
          79,300       On Vest Date      12/5/01      12/5/10







--------------------------------------------------------------------------------


By your signature and the Company's signature below, you and the Company agree that these options are granted under and governed by the terms and conditions of the Company's Stock Option Plan as amended and the Option Agreement, all of which are attached and made a part of this document.

/s/ Shelli Mack                                  9/14/01
---------------------------                  -----------------------------
New Frontier Media, Inc.                     Date

/s/ Brad Weber                                   10/2/01
---------------------------                  -----------------------------
Brad Weber                                   Date

                NON-QUALIFIED STOCK OPTION STOCK GRANT AGREEMENT
                ------------------------------------------------


         THIS NON-QUALIFIED STOCK OPTION STOCK GRANT AGREEMENT (the "Agreement") is made and entered into effective as of the Grant Date set forth below by and between NEW FRONTIER MEDIA, INC. (the "Corporation") and Brad Weber (the "Optionee").

         1. GRANT OF OPTION.

         (a) Effective December 5, 2000 (the "Grant Date"), the Corporation hereby grants to the Optionee an option (referred to as the "Option") to purchase up to 79,300 shares of the Corporation's common stock, $0001 par value (the "Shares"), at an exercise price of $2.00 per share.

         (b) The Option granted to the Optionee is a non-qualified stock option. The Optionee hereby acknowledges receipt of a copy of the New Frontier Media, Inc. Millennium Incentive Stock Plan (the "Plan") and agrees to be bound by all of the terms and conditions thereof and all applicable rules and regulations. Any capitalized terms not defined in this Agreement shall have the same meaning ascribed to them in the Plan.

         2. OPTION VESTING SCHEDULE.

         (a) Subject to the terms and conditions of the Plan and this Agreement, the Option shall become exercisable by the Optionee as it vests. The following table indicates each date (the "Vesting Date") on which the Optionee shall be entitled to exercise the Option with respect to the percentage or number of Shares granted, provided that the Optionee has been Continuously employed by the Corporation or a Subsidiary through and on the applicable Vesting Date:

               Percentage or Number of Shares                  Vesting Date
               ------------------------------                  ------------

                            100%                              December 5, 2001

         (b) To the extent that the Option becomes exercisable with respect to all or any portion of the Shares, the Option may thereafter be exercised by the Optionee, in whole or in part, at any time prior to the expiration of the Option as provided herein.

         (c) There shall be no proportionate or partial vesting prior to each Vesting Date, and all vesting shall occur only on the appropriate Vesting Date. Upon the Optionee's termination of employment with the Corporation or its Subsidiaries, any unvested portion of the Option shall terminate and be null and void.

         3. METHOD AND TERMS OF EXERCISE OF OPTION.

         (a) To exercise the Option, the Optionee (or, in the case of the exercise of the Option after the Optionee's death, the Optionee's executor or administrator, as the case may be) must deliver to the Corporation an executed stock option exercise agreement in the form attached hereto as Exhibit "A", or in such other form as may he approved by the Corporation (the "Exercise Agreement"). The Exercise Agreement shall set forth, among other things, (i) the Optionee's election to exercise the Option; (ii) the number of Shares being purchased; and (iii) such other representations, warranties, and agreements as to the Optionee's investment intent with respect to such Shares. If a person other than the Optionee exercises the Option, then such person must submit documentation acceptable to the Corporation that such person has the right to exercise the Option.

         (b) The Option shall only be deemed exercised after (i) receipt by the Corporation of the executed Exercise Agreement; (ii) full payment of the exercise price of the Shares as to which the Option is exercised; (iii) compliance with all relevant provisions of applicable law, including Federal and State securities laws and the requirements of any stock exchange upon which the Shares are traded; and (iv) arrangements that are satisfactory to the Corporation in its sole discretion with respect to applicable Federal or State withholding requirements.

         4. METHOD OF PAYMENT OF EXERCISE PRICE. The Exercise Agreement shall be accompanied by full payment of the exercise price for the Shares being purchased by any of the following means or a combination thereof: (i) cash; (ii) certified or cashier's bank check; (iii) money order; or (iv) provided that a public market exists for the Shares, through a "same day sale" or "cashless exercise" commitment from the Optionee and a licensed broker-dealer acceptable to the Corporation whereby the Optionee irrevocably elects to exercise the Option and to sell all or a portion of the Shares so purchased to pay for the exercise price, and the approved licensed broker-dealer irrevocably commits upon receipt of such Shares to forward the exercise price directly to the Corporation.

         5. ISSUANCE OF SHARES. Upon receipt of a properly executed Exercise Agreement and payment of the exercise price for the Shares, the Corporation shall issue the Shares registered in the name of the Optionee, and shall deliver certificates representing the Shares with the appropriate legends affixed thereto.

         6. TERMINATION OF OPTION. Except as otherwise provided by the Plan, any unexercised portion of the Option shall automatically and without notice terminate and become null and void upon the earliest to occur of the following:

                  (a) June 30, 2003

                  (b) Twelve (12) months following the date that the Optionee ceases to be an employee of the Corporation or any of its Subsidiaries as a result of the Optionee's death or as a result of the Optionee's becoming disabled. For purposes of this Agreement, the determination of whether the Optionee is disabled shall be determined in accordance with
         Section 22(e)(3) of the Code.

                  (c) Immediately upon the date that Optionee's employment with the Corporation or any of its Subsidiaries is terminated for cause.

                  (d) The tenth (10th) anniversary of the Grant Date.

         7. COMPLIANCE WITH LAWS AND REGULATIONS. The exercise of the Option and the issuance and transfer of Shares shall be subject to compliance by the Corporation and Optionee with all applicable requirements of Federal and State securities laws and with all applicable requirements of any stock exchange on which the Corporation's stock may be listed at the time of such issuance or transfer. Optionee understands that the Corporation is under no obligation to register or qualify the Shares with the Securities and Exchange Commission, any State securities commission or any stock exchange to effect such compliance.

         8. NON-TRANSFERABILITY OF OPTION. The Option grantee pursuant to this Agreement is not transferable other than by will or under the applicable laws of descent and distribution. During the lifetime of the Optionee, the Option shall be exercisable only by the Optionee, or the Optionee's guardian or legal representative. In addition, the Option may not be assigned, negotiated, pledged or hypothecated in any way (whether by operation of law or otherwise), and the Option shall not be subject to execution attachment, or similar process. Upon any attempt to transfer assign, negotiate, pledge, or hypothecate the Option, or in the event of any levy upon the Option by reason of any execution, attachment, or similar process contrary to the provisions hereof, the Option shall immediately become null and void.

         9. LIMITATION ON RIGHTS AS A STOCKHOLDER. Neither the Optionee nor any personal representative (or beneficiary) of the Optionee shall have any rights or privileges of a stockholder of the Corporation with respect to any Shares subject to the Option prior to the date of exercise of the Option.

         10. NO RIGHT TO CONTINUED EMPLOYMENT. Neither the Option nor this Agreement shall confer upon the Optionee any right to continued employment or service with the Corporation or any of its Subsidiaries.

         11. TAX CONSEQUENCES. Set forth below is a brief summary of some of the Federal income tax consequences of the grant and exercise of the Option and disposition of the Shares. THIS SUMMARY REFLECTS CURRENT LAW AS OF THE GRANT DATE AND IS NECESSARILY INCOMPLETE. THIS SUMMARY ALSO ASSUMES THAT THE OPTIONS QUALIFY AS NON-QUALIFIED STOCK OPTIONS. THE TAX LAWS AND REGULATIONS ARE SUBJECT TO CHANGE, AND OPTIONEE SHOULD CONSULT A TAX ADVISOR BEFORE EXERCISING THE OPTION OR DISPOSING OF THE SHARES.

         (a) There may be regular Federal income tax liability upon the exercise of the Option. Optionee will be treated as having received compensation income (taxable at ordinary income tax rates) equal to the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the exercise price.

         (b) If the Shares are held for more than twelve (12) months after the date of the transfer of the Shares pursuant to the exercise of the Option, any gain realized on disposition of the Shares will be treated as long term capital gain for Federal income tax purposes.

         12. CONSTRUCTION OF AGREEMENT. The terms of the Plan are hereby incorporated into this Agreement by reference. This Agreement is subject to all the terms, conditions, and provisions of the Plan, and to such rules and regulations relating to the Plan adopted by the Committee as may be in effect from time to time. To the extent that this

Agreement conflicts with or is inconsistent with the terms, conditions and provisions of the Plan, the Plan shall control, and this Agreement shall be deemed to be modified accordingly. The Optionee accepts the Options subject to all the terms and provisions of the Plan and this Agreement. In addition, the Optionee hereby accepts as binding, conclusive and final all decisions or interpretations of the Committee upon any questions arising under the Plan or this Agreement.

         13. ENTIRE AGREEMENT; INVALID PROVISION. This Agreement and the Plan constitute the entire agreement between the parties pertaining to the Options and supersede all prior understandings with respect to the subject matter hereof. The invalidity or unenforceability of a particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

         14. NOTICES. All notices, requests demands, and other communications permitted or required to be given under this Agreement shall be given in writing and delivered in person or sent by certified mail, Postage prepaid, return receipt requested. Such notice shall be effective on the date of delivery or three (3) days after the date of mailing. Any notice required to be given or delivered to the Corporation under the terms of this Agreement shall be addressed to New Frontier Media, Inc., Attn: Human Resources, 5435 Airport Blvd., Suite 100, Boulder CO 80301, Any notice required to be given or delivered to Optionee shall be addressed to Optionee at the address listed in the Corporation's records or at such address as the Optionee may designate in writing from time to time to the Corporation.

         15. SUCCESSORS AND ASSIGNS. The Corporation may assign any of its rights under this Agreement. This Agreement shall be binding upon and insure to the benefit of the successors and assigns of the Corporation. Subject to the restrictions on transfer set forth herein, this Agreement shall be binding upon Optionee and Optionee's heirs, executors, administrators, legal representatives, successors, and assigns.

         16. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado.

         17. ACCEPTANCE. Optionee hereby acknowledges receipt of a copy of the Plan and this Agreement. Optionee has read and understands the terms and provisions thereof, and accepts the Option subject to all the terms and conditions of the Plan and this Agreement. Optionee acknowledges that there may be adverse tax consequence upon exercise of the Option or disposition of the Shares and that Optionee should consult a tax advisor prior to such exercise or disposition.

         18. PRONOUNS. Whenever used in this Agreement, the singular shall include the plural, the plural shall include the singular, and the use of any gender shall include all genders, where the context so permits.

         9. Headings. Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

         20. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

/s/ signature
---------------------------------
New Frontier Media, Inc.


/s/ Brad Weber                                10/2/01
---------------------------------             ------------------
Optionee                                      Date

EXHIBIT 6


                          REVISED EMPLOYMENT AGREEMENT
                          ----------------------------

         This Revised Employment Agreement ("Revised Agreement") is entered into by and between Bradley A. Weber ("Weber") and Interactive Telecom Network, Inc. ("ITN"). For the purposes of Section II of this Revised Agreement, the term
ITN shall include New Frontier Media, Inc. ("NFM") and any NFM subsidiary.

I. RECITALS

         WHEREAS, Weber and ITN entered into an Employment Agreement ("Agreement") dated October 27, 1999;

         Weber and ITN agree to modify their respective rights and obligations under the Agreement; and

         Weber and ITN have agreed that the terms of this Revised Agreement shall supersede and replace the terms of the Agreement previously entered into by Weber and ITN.

         NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, Weber and ITN and NFM agree that Weber shall be employed as an employee by ITN in accordance with the following terms and conditions:

II. TERMS AND CONDITIONS OF EMPLOYMENT

A.       EMPLOYMENT DURING THE PERIOD AUGUST 1. 2001 THROUGH DECEMBER 31, 2001

         1. Weber shall receive a salary, to be paid in equal installments on a bi-weekly basis, at the annual rate of Two Hundred Thousand Dollars ($200,000) a year. Weber shall not be entitled to any kind of bonus, but Weber shall continue to receive medical insurance, 401k plan matching contributions, and a car allowance on the same basis as received by Weber under the Agreement.

         2. Weber shall make himself available to work for ITN on a full time basis (up to 40 hours per week, Monday through Friday, excluding ITN designated holidays), and shall perform such services, commensurate with Weber's experience, and similar or substantially similar to those previously performed by Weber for ITN, as may be required by ITN, which services may include, but not be limited to, assisting ITN in any investigation, or the prosecution or defense of any lawsuit, or in any other matter.

         3. Unless ITN requires Weber to perform services at ITN's offices, Weber shall work at his home or other location of Weber's choice away from ITN's offices. ITN shall give Weber at least four (4) hours advance notice before Weber is required to work at ITN's offices.

         4. Weber shall not accrue any additional paid vacation days. Prior to December 31, 2001, Weber shall use all paid vacation days (which presently total
20) that accrued prior to the execution of the Revised Agreement, which days Weber may use at any time upon 10 days' advanced notice.

B.       EMPLOYMENT DURING THE PERIOD JANUARY 2002 THROUGH MARCH 31. 2003

         1. Weber shall receive a salary, to be paid in equal installments on a bi-weekly basis, at the annual rate of One Hundred Seventy Thousand Dollars ($170,000) a year. Weber shall not be entitled to any kind of bonus, 401k plan matching contributions, or auto allowance. However, Weber shall continue to receive medical insurance as provided by policies and programs of ITN to the extent applicable to executives of ITN occupying peer positions to that formerly occupied by Weber.

         2. Subject to the provisions of paragraph B.3 below, Weber shall make himself available to work for ITN for up to ten (10) hours a week, (Monday through Friday, excluding ITN designated holidays) and shall perform such services, commensurate with Weber's experience, and similar or substantially similar to those previously performed by Weber for ITN, as may be required by ITN. ITN shall give Weber at least 48 hours advance notice before Weber is required to work for ITN. Weber shall cooperate with and assist ITN in any company investigation, in the prosecution or defense of any lawsuit, and in any other matter. The time spent by Weber cooperating with or assisting ITN shall be credited toward Weber's weekly service requirement.

         3. For any week that Weber does not work at least ten (10) hours, the unused hours shall accrue and ITN may require that Weber, during any other week, work such accrued hours in addition to the regular ten (10) hours for that week, provided that ITN may not require Weber to work more than twenty (20) hours in any week without Weber's consent.

         4. ITN may not require that the first ten (10) hours of work by Weber in any week be performed over the course of more than any three (3) days during that week, and ITN may not require that any hours worked in excess of the regular ten (10) hours for that week be performed over the course of more than any three (3) days during that week. While ITN shall make reasonable efforts to schedule Weber so that the three (3) days during which Weber performs the first ten (10) hours of work coincide with the three (3) days during which Weber performs additional hours of work, ITN shall not be required to make those days coincide.

         5. Weber shall not accrue any paid vacation days. However, Weber shall be entitled to designate up to four (4) weeks on an annual basis during which be will be unavailable to render services. For any such week, Weber shall not be required to perform work for ITN and no unused hours shall accrue. Weber shall give at least ten (10) days advance notice prior to designating any such week of unavailability.

         6. Weber may engage in activities other than work for ITN provided that such activities do not materially interfere with his services to ITN or create any conflict of interest, provided, however, that Weber may engage in audio text work.

C.       STOCK OPTIONS

         1. Weber, prior to the execution of the Revised Agreement, received options for the purchase of a total of 25,000 shares of stock in NFM exercisable at $5.00 per share. Currently, 12,500 of such options have vested. In addition, in the event that Weber is an employee on January 7, 2002, the remaining 12,500 options shall vest. Weber shall have the right to exercise his vested options at any time up to and including ninety (90) calendar days following the termination of his status as employee of the Company.

         2. Weber, prior to the execution of the Revised Agreement, received options for the purchase of a total of 200,000 shares of stock in NFM exercisable at $2.00 per share. Under the stock option plan, options to purchase the first 100,000 shares are to vest in December, 2001, and options to purchase the remaining 100,000 shares are to vest in December, 2002. Pursuant to the Revised Agreement, Weber shall retain the options scheduled to vest in December, 2001, but Weber shall, and hereby does, relinquish, and shall have no further rights to, the options scheduled to vest in December, 2002. The 100,000 retained options are comprised of 20,700 qualifying options and 79,300 non-qualifying. Weber shall have the right, at any time up to and including ninety (90) calendar days following the termination of his status as an employee, to exercise the 20,700 qualifying options, and Weber shall have until June 30, 2003, to exercise the 79,300 non-qualifying options.

D.       SALE OF SHARES

         Weber agrees that prior to March 31, 2003, he shall not sell or offer for sale more than 25,000 shares of NFM stock in any week or 100,000 shares in any three-month period of time. Notwithstanding the foregoing, this restriction shall have no further effect in the event that either Mark Kreloff or Michael Weiner shall sell or offer for sale at any time during the pendency of the Revised Agreement shares of NFM stock in excess of 25,000 shares in any week or 100,000 shares in any three-month period. In addition, this restriction shall not apply with respect to a NFM sale, merger transaction, or tender offer for the shares of NFM, which sale, merger, or tender offer has been approved by NFM's board of directors.





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

H.       INDEMNITY

         ITN shall indemnify and defend Weber against all claims relating to the performance of his duties hereunder and under the Agreement to the fullest extent permitted by ITN's Articles of Incorporation and Bylaws, the relevant provisions of which shall not be amended in their application to Weber to be any less favorable to him than as at present, except as required by applicable law. The foregoing shall not limit in any way rights, if any, to indemnity which Weber may have under applicable law.

I.       ENFORCEMENT

         1. Any party claiming that the other party has breached the Revised Agreement shall give the other party 21 days written notice thereof and opportunity to cure the claimed breach.

         2. Any legal action arising out of the Revised Agreement shall be brought in the County of Los Angeles, State of California, and shall be governed by and construed in accordance with the laws of the State of California applicable to contracts executed and performed within the State of California.

         3. In any legal action arising out of the Revised Agreement, the prevailing party shall be entitled to an award of reasonable attorney's fees and costs.



INTERACTIVE TELECOM NETWORK,
INC.:


By: /s/ Michael Weiner                       /s/ Bradley A. Weber
   ---------------------------------         -----------------------------
     Michael Weiner                          Bradley a. Weber


Date: 9/10/2001                              Date: 8-30-1
     -------------------------------              ------------------------


NEW FRONTIER MEDIA, INC.:


By: /s/ Michael Weiner
   --------------------------------
     Michael Weiner

Date: 9-16-2001
     ------------------------------


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